SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management Information Circular, dated May 3, 2010.
2.	Form of Proxy
3.	Letter of Transmittal
4.	Notice of Annual and Special Meeting of Shareholders, dated April 8, 2010.
5.	Mailing List Request Form

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

Notice of Meeting and Information Circular

in respect of the

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held June 3, 2010

May 3, 2010

May 3, 2010

Dear Shareholders:

You are cordially invited to attend an annual and special meeting of the holders ("Shareholders") of common shares ("Common Shares") of Canadian Superior Energy Inc. (the "Company"), which will be held in the McMurray Room at the Calgary Petroleum Club on Thursday, June 3, 2010, at 3:00 p.m. Enclosed with this letter is a formal Notice of the Annual and Special Meeting of Shareholders, Information Circular, Letter of Transmittal and form of proxy. I would like to direct your attention to the following three meeting items in particular, all of which are explained in more detail in the Information Circular:

1.	Name Change

The board of directors of the Company (the "Board") is seeking to change the name (the "Name Change") of the Company, from “Canadian Superior Energy Inc” to “Sonde Resources Corp.” A “sonde” is the section of a logging tool used by the energy industry, which contains the measurement sensors used in formation evaluation. It assists with assessment of resources and with planning for the future. The name “Sonde Resources” captures the dynamic nature of our ongoing assessment of current and future energy assets, partnerships and direction. The objective of the Name Change is to better represent ourselves as a company with the vision and expertise to develop assets and evaluate and plan for the future. A new name signifies a shift, not only in the direction of the Company, but in our renewed commitment to good governance and a transparent and respectful relationship with Shareholders. Please see Meeting Matters, Section 4 of the Information Circular for further detail.

2.	Approval of Consolidation

The Board is proposing to consolidate (the "Consolidation") the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, or such lesser consolidation ratio as the Board may determine. The Board and senior management believe that it is in the best interests of Shareholders for the Company to complete the Consolidation for several reasons, including: increased flexibility to seek additional financing and pursue strategic transactions; an anticipated higher Common Share price which may permit the purchase of the Common Shares by certain institutional investors and investment funds that are currently prohibited; Shareholders may benefit from relatively lower trading costs; certain investment banks and brokerage firms will not provide market research and analysis for low priced shares on a consistent basis; and banks and other financial institutions are more likely to allow higher priced Common Shares to be used as collateral for loans.

I encourage you to read Meeting Matters, Section 5 of the Information Circular for a more complete discussion of the proposed Consolidation, and for information regarding the procedure to follow in order to exchange your Common Share certificates, should the Consolidation proceed.

3.	New Shareholder Rights Plan

The Board is proposing a new 2010 Shareholder Rights Plan, to replace the Company’s existing Shareholder Rights Plan, which is due to expire in January 2011. The proposed 2010 Shareholder Rights Plan preserves the fair treatment of Shareholders, is consistent with current Canadian corporate best practice and addresses institutional investor guidelines. It has also been reviewed for conformity with current practices of Canadian companies with respect to shareholder rights plans. The objective of the 2010 Shareholder Rights Plan is to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any initiative to acquire control of the Company. Please see Meeting Matters, Section 6 of the Information Circular for further detail.

On behalf of the Board, I encourage you to attend the meeting on June 3, 2010. If you are unable to attend, please feel free to direct questions or comments to my attention at Canadian Superior Energy Inc., 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6. We appreciate your continued interest and participation in the Company and value your feedback, at any time of year.

Thank you for your continued support and I look forward to seeing you on June 3.

Yours truly,

 (Signed) "Marvin M. Chronister"

Marvin M. Chronister
Chairman of the Board

TABLE OF CONTENTS
NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	1
INFORMATION CIRCULAR	1
PURPOSE OF SOLICITATION	1
APPOINTMENT AND REVOCATION OF PROXIES	1
ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES	2
VOTING OF PROXIES	2
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON	3
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	4
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	4
EXECUTIVE AND DIRECTOR COMPENSATION	4
CORPORATE GOVERNANCE	16
MEETING MATTERS	23
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
OTHER BUSINESS	32
ADDITIONAL INFORMATION	33
APPENDIX "A"	A-1
APPENDIX "B"	B-1
APPENDIX "C"	C-1

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held June 3, 2010

TO THE SHAREHOLDERS OF CANADIAN SUPERIOR ENERGY INC.

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of Canadian Superior Energy Inc. (the "Company") will be held in the McMurray Room, at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, on Thursday, June 3, 2010, at 3:00 p.m. (Calgary time), for the following purposes:

1.	to receive the audited financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint Deloitte & Touche llp as auditors of the Company;

4.
to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to amend the articles of the Company to change the name of the Company from "Canadian Superior Energy Inc." to "Sonde Resources Corp.";

5.
to consider and, if thought advisable, pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to amend the articles of the Company to consolidate the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares, or such lesser consolidation ratio as the board of directors of the Company may determine;

6.
to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to approve the adoption of a new shareholder rights plan of the Company;

7.
to consider and, if thought advisable, pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular accompanying this Notice, to confirm the new By-Law Number 1 of the Company; and

8.	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and return it in the envelope provided to Valiant Trust Company, the registrar and transfer agent of the Common Shares, at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857, by no later than 3:00 p.m. (Calgary time) on June 1, 2010 or two business days preceding the date of any adjournment.

If you are not a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

Notice of the Annual and Special Meeting of Shareholders 1

The board of directors of the Company has fixed May 3, 2010 as the record date. Shareholders of record at the close of business on May 3, 2010 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to May 3, 2010; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Marvin M. Chronister"

Marvin M. Chronister
Chairman of the Board

May 3, 2010

Notice of the Annual and Special Meeting of Shareholders 2

INFORMATION CIRCULAR

for the Annual and Special Meeting of Shareholders to be held June 3, 2010

PURPOSE OF SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company") for use at the annual and special meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of the Company.

The Meeting will be held in the McMurray Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta on Thursday, June 3, 2010 at 3:00 p.m. (Calgary time) and at any adjournments thereof for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting") accompanying this Information Circular. Information contained herein is given as of May 3, 2010 unless otherwise specifically stated.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors, officers and employees of Canadian Superior who will not be additionally compensated thereof. Brokers, nominees or other persons holding Common Shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such shares. The costs of soliciting proxies will be borne by Canadian Superior.

APPOINTMENT AND REVOCATION OF PROXIES

Enclosed herewith is a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of Canadian Superior. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy to be acted upon must be deposited with Valiant Trust Company, the registrar and transfer agent of the Common Shares, at Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, or by facsimile, at (403) 233-2857, by no later than 3:00 p.m. (Calgary time) on June 1, 2010 or two business days preceding the date of any adjournment.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof, and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Information Circular 1

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The Information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Canadian Superior as the registered Shareholders can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of Canadian Superior. Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for CDS Depository and Clearing Services Inc., which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Services, Inc. ("Broadridge"). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. The Beneficial Shareholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call a toll-free telephone number or visit www.proxyvote.com to vote the Common Shares held by the Beneficial Shareholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote Common Shares directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for a registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for a registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon. The enclosed form of proxy confers discretionary

Information Circular 2

authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Information Circular, the management of Canadian Superior knew of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of Canadian Superior (the "Board") has fixed May 3, 2010 as the record date. Shareholders at the close of business on May 3, 2010 are entitled to receive notice of the Meeting and to vote thereat or at any adjournments thereof on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to May 3, 2010; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than 10 days before the Meeting, that his or her name be included on the list of persons entitled to vote at the Meeting, in which case, the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

As of the date hereof, 311,481,737 Common Shares were issued and outstanding as fully paid and non-assessable.

As of the date hereof, to the knowledge of the directors and executive officers of Canadian Superior, there are no persons or companies who beneficially own, directly or indirectly, or control or direct Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares, except as set forth below:

Name	Voting Securities Held	Percentage of Voting Securities Held
Clayton H. Riddell	40,877,862 Common Shares(1)	13.12%

Note:
1)	Includes 38,461,538 Common Shares held by Treherne Resources Ltd., a private company controlled by Mr. Clayton H. Riddell.

As of the date hereof, the directors and executive officers of Canadian Superior, as a group, beneficially owned, directly or indirectly, 236,279 Common Shares, representing less than one percent of the issued and outstanding Common Shares.

As of the date hereof, the directors and executive officers of Canadian Superior, as a group, beneficially owned, directly or indirectly, 3,566,000 options ("Options") to purchase Common Shares issuable pursuant to the stock option plan (the "Option Plan") of the Company. If all such Options were exercised, the directors and executive officers of Canadian Superior, as a group, would hold approximately one percent of the then issued and outstanding Common Shares (on a fully diluted basis).

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

Management of Canadian Superior is not aware of any material interest, direct or indirect, of any director or executive officer of Canadian Superior or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.

Information Circular 3

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer of Canadian Superior, nor any of their respective associates or affiliates, is or has been indebted to the Company or its subsidiaries since the beginning of the Company's most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the number of Common Shares to be issued upon exercise of outstanding Options and inducement options ("Inducement Options"), the weighted average exercise price of such outstanding Options and Inducement Options and the number of Common Shares remaining available for future issuance under the Option Plan as at December 31, 2009.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding Options and Inducement Options	Weighted-average exercise price of outstanding Options and Inducement Options	Number of Common Shares remaining available for future issuance under the Option Plan (excluding securities reflected in the first column)
Equity compensation plans approved by Shareholders	8,405,553	$1.61	11,300,217
Equity compensation plans not approved by Shareholders(1)	1,483,332	$2.98	-
Total	9,888,865	$1.82	11,300,217

Note:
1)
Consists of Inducement Options granted to persons who were not previously employed by the Company to enter into contracts of full time employment in senior executive positions with the Company. Inducement Options are separate from the Option Plan and do not require Shareholder approval provided that the Common Shares issued thereunder to any one individual do not exceed 2% of the issued and outstanding Common Shares. Inducement Options are available to the Company on an as-needed discretionary basis when the Option limits under the Option Plan constrain the Company's ability to attract preferred candidates for senior executive positions. The Company does not intend that Inducement Options will form a regular component of the Company's compensation program and does not anticipate issuing any Inducement Options in the foreseeable future.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the Company's philosophy for executive compensation, the elements of compensation and the objectives for such elements. This disclosure is intended to communicate the compensation provided to the Company's senior leaders during 2009, being the six identified named executive officers ("Named Executive Officers"). The Named Executive Officers who are the focus of the CD&A are as follows: Leif Snethun, Chief Operating Officer ("COO"); Robb Thompson, Chief Financial Officer ("CFO"); Marvin Chronister, Chairman o Board (the “Chairman”), Roger Whelan, Senior Vice President, Business Development; Michael Coolen, former President and Chief Executive Officer ("CEO"); and Gregory Noval, former Executive Chairman.

Although Mr. Chronister, as Chairman, was considered to be a Named Executive Officer for 2009, the following discussion and analysis of the Company's executive compensation program does not describe compensation applicable to Mr. Chronister as his compensation is received principally in his capacity as a director of the Company.

Information Circular 4

Compensation Philosophy and Objectives

The Compensation Committee is responsible for ensuring the Company's executive compensation program reflects the objectives and long term interests of the Company. The primary objectives of the Company's executive compensation program are: (i) to attract and retain talented and experienced people by providing competitive total compensation; (ii) to motivate and reward executive officers; (iii) to align the interests of executive officers and Shareholders; and (iv) to provide flexibility to enable the Company to be responsive to changes in the organization, the marketplace and the economy.

The Company's method of determining compensation has varied from case to case based on a determination by the Compensation Committee and the Board on what was appropriate at the time and given the existing circumstances. During 2009, the Compensation Committee did not set specific performance objectives in assessing the performance of the Named Executive Officers; rather, the Compensation Committee used its experience and judgment in determining an overall compensation package for each Named Executive Officer.  See "Corporate Governance - Board Committees and their Mandates - Compensation Committee" for details of the Compensation Committee's members, independence, responsibilities and powers.

During 2009, the Company was involved in proceedings under the Companies' Creditors Arrangement Act ("CCAA") from March 2009 through September 2009 (the "CCAA Proceedings"). This was the most significant factor influencing compensation decisions described further below for executive officers, directors and employees during the year and contributed to additional challenges for the Company in retaining and motivating qualified individuals. The CCAA Proceedings are described in detail in the Company's Annual Information Form for the year ended December 31, 2009 dated March 30, 2010 (the "AIF").

Elements of Compensation

Standard compensation arrangements for the Named Executive Officers generally include three key elements: (i) base salary; (ii) performance based cash bonus; and (iii) Options. The Named Executive Officers are also eligible to participate in the same benefits as are offered to full-time employees. The Company does not view these benefits as a significant element of its compensation structure. The Compensation Committee does not have a formal policy for allocating compensation between cash and non-cash compensation. Instead, the Compensation Committee currently determines on a case-by-case basis the appropriate level and mix of various compensation components.

Base Salaries

The objective of base salary compensation is to attract, retain and reward executive officers. The Company recognizes that the size of the Company prohibits base salary compensation from matching larger industry competitors. Base salary is intended to be competitive with companies of similar size and industry. In setting base compensation levels, consideration is given to such factors as level of responsibility and experience. Subjective factors such as leadership, commitment and attitude are also considered.

Base salaries are generally reviewed annually by the Compensation Committee. In addition to the above factors, decisions regarding salary increases are impacted by each executive officer's current salary and the amounts paid to peers outside the Company that have comparable responsibilities in similarly positioned companies, although the Compensation Committee did not conduct any formal benchmarking process during 2009.

Performance Based Cash Bonuses

The Board, based upon recommendations from the Compensation Committee, has authority to award discretionary annual cash bonuses to executives and employees. The actual amount of any bonus is determined following a review of each officer's individual performance. Bonuses are

Information Circular 5

determined based on subjective criteria, including the Company's ability to pay such bonuses, individual performance and contributions and other competitive considerations.

During 2009, retention bonuses were also paid to certain Named Executive Officers (and other employees) in light of the CCAA Proceedings. See "Analysis of 2009 Compensation and Compensation Decisions" for details.

Options

Option grants are an integral component of the compensation package for the Company's senior officers. The Option Plan is designed to: (i) recognize and reward the impact of longer-term strategic actions undertaken by management; (ii) align the interests of the Company's executives and employees with Shareholders; (iii) focus management on developing and successfully implementing the continuing growth strategy of the Company; (iv) foster the retention of key management personnel; and (v) attract talented individuals to the Company.

Option grants are approved by the Board after considering the recommendations of the Compensation Committee. In granting new Options, consideration is given to: (i) the number and terms of Options already outstanding on an individual basis; (ii) the limits imposed by the Toronto Stock Exchange ("TSX") on the total number of Options that may be outstanding; and (iii) the expected impact of the role of the executive on the Company's performance and strategic development.

In recommending Option grants to the Board, the Compensation Committee generally uses a formula that takes into consideration the base salary of the individual and applies a factor based on the individual's position with the Company. The Compensation Committee then uses its discretion to adjust the number of Options to be granted up or down based upon performance and other factors. See "Option Plan" for details on the Option Plan.

Benefits and Other Perquisites

The Company has an employee stock savings plan ("ESSP") under which officers and employees may contribute up to 5% of their base salaries towards the purchase of Common Shares through the facilities of the TSX and the Company matches these contributions. Participation in the ESSP is voluntary.

In addition, the Named Executive Officers are eligible to participate in the benefits generally offered to all full time employees. These benefits and other perquisites includes such items as life insurance, disability, medical, dental, health and accident plans, four to six weeks of annual paid vacation and parking. These benefits and other perquisites are designed to be competitive overall with equivalent positions in similar companies.

Compensation Process

The Board, relying on significant input from the Compensation Committee, has the ultimate responsibility for the Company's compensation program and compensation decisions. The Compensation Committee and the Board generally seek advice of officers and other advisors when making these decisions. When determining senior officer compensation, the Board evaluates the Company's performance relative to the corporate objectives and strategic business plans and the executive's achievements during the fiscal year.

During 2009, the Compensation Committee relied extensively on the advice of counsel and external advisors who were involved in assisting the Company throughout the CCAA Proceedings prior to making any recommendations with respect to compensation.

The current Board has been conducting an executive search for a CEO since September, 2009. In the absence of a CEO, the Chairman and the COO have taken a more active role in the

Information Circular 6

compensation process. It is anticipated that once a CEO is in place, the CEO will assist in setting performance goals and monitoring performance in relation to these goals to guide the determination of Named Executive Officer (other than CEO) compensation.

Analysis of 2009 Compensation and Compensation Decisions

Compensation decisions and payments made during 2009 were significantly affected by the unique circumstances of the Company during the year. The Company was involved in the CCAA Proceedings for the majority of the year and management and the Board, including members of the Compensation Committee, were fully engaged in this process. Key members of management were terminated during this process and a new Board was elected.

As such, objective corporate or individual performance goals in determining compensation during 2009 were not used and would not necessarily have been meaningful. The nature and amount of compensation paid to senior officers in 2009 was guided by the primary goal of retaining the qualified individuals necessary for the Company to emerge from CCAA protection and to function successfully thereafter, while being limited by restrictions imposed on the Company during the CCAA Proceedings.

In this regard, retention bonus payments were made to Named Executive Officers (and other employees) continuing with the Company. Details of these payments are outlined in the Summary Compensation Table and the Director Compensation Table.

The amount of retention bonuses paid to certain Named Executive Officers was determined with reference to the base salary of such individuals and the department of the Company in which they served.

In addition, as responsibilities of certain officers increased, base salary increases were warranted. For example, Mr. Snethun was appointed to the position of COO during the year and his duties have been expanded while the Company continues its search process for a CEO. As a result of Mr. Snethun's appointment to COO, he received a base salary increase on May 1, 2009.

Proposed Changes to the Compensation Process during 2010

During 2010, the Company will continue to assess its compensation processes with the goal of implementing a comprehensive compensation program consistent with best corporate practices and focused on performance.

In March, 2010 the Compensation Committee retained Mercer (Canada) Limited ("Mercer") to provide advice on executive and director compensation arrangements. It is anticipated Mercer will assess the Company's current executive compensation program and recommend changes based on current trends and competitive information. The Compensation Committee will implement such changes to the Company's executive compensation program and processes as appropriate. The decisions made by the Compensation Committee are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

Performance Graph

The following graph compares the yearly change in the cumulative total Shareholder return of a $100 investment from December 31, 2004 to December 31, 2009 in the Common Shares with the cumulative total return of the TSX/S&P Composite Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

Information Circular 7

$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
31/12/04
30/12/05
29/12/06
31/12/07
31/12/08
31/12/09
Canadian Superior
S&P Composite Total Return Index

Date	Canadian Superior	TSX/S&P Composite Total Return Index
December 31, 2004	$100.00	$100.00
December 30, 2005	$125.65	$124.13
December 29, 2006	$123.04	$145.55
December 31, 2007	$152.36	$159.86
December 31, 2008	$62.83	$107.10
December 31, 2009	$33.51	$144.65

The trend shown in the above graph does not necessarily correspond to the trend in the Named Executive Officer compensation for the year ended December 31, 2009 or for any prior periods.  During the last year, compensation increased for the Named Executive Officers while the Common Share price decreased.  The level of Named Executive Officer compensation was necessary to retain such executives through a critical and challenging time period for the Company and is also reflective of the increased demands that were placed on the Named Executive Officers through this period.  However, a significant portion of standard Named Executive Officer compensation has been delivered in the form of Options, which are currently out-of-the money and will not regain their value unless the Common Share price rises above the applicable exercise prices for such Options.

Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended December 31, 2009 and 2008.

Information Circular 8

Name and Principal Position	Year	Salary ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation(3) ($)	Total Compensation ($)
				Annual Incentive Plans(2) ($)	Long-term Incentive Plans ($)
Leif Snethun(4) COO	2009 2008	266,667 188,462	273,060 426,999	61,250 25,000	Nil Nil	Nil Nil	346,396(5) 89,025	947,373 729,486
Robb Thompson(6) CFO	2009 2008	275,000 223,958	273,060 418,799	60,000 42,333	Nil Nil	Nil Nil	587,768(5) 103,694	1,195,828 788,784
Marvin Chronister Chairman(7)	2009 2008	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	364,443(8) Nil	364,443 Nil
Roger Whelan Senior Vice President, Business Development(9)	2009 2008	418,800 296,040	198,440 793,957	104,700 104,700	Nil Nil	Nil Nil	14,281 139,209	736,221 1,333,906
Michael Coolen(10) Former President and CEO and Director	2009 2008	183,333 412,500	Nil Nil	Nil 196,875	Nil Nil	Nil Nil	1,947,681 94,948	2,131,014 704,323
Gregory Noval(11) Former Executive Chairman and Director	2009 2008	170,188 464,149	Nil Nil	Nil 116,037	Nil Nil	Nil Nil	1,385,161 134,409	1,555,348 714,595

Notes:
1)
Amounts disclosed under "Option-Based Awards" represent Option grants and are based on the grant date fair value in the current year and pricing at time of issue as determined using the Black-Scholes model.

2)	Amounts reported under "Annual Incentive Plans" represent annual discretionary cash bonus payments awarded for performance during 2009 and 2008, respectively.

3)
For all Named Executive Officers, other than Mr. Chronister, the amount reported under "All Other Compensation" includes matching payments under the ESSP, parking expenses, life insurance premiums, signing bonuses, employment settlement payments, retention payments and automobile lease and insurance payments. For details of the employment settlement payments made to Messrs. Coolen and Noval in 2009 see "Termination and Change of Control Benefits".

4)	Mr. Snethun was appointed as the Vice President, Western Canada on February 5, 2008. Mr. Snethun was subsequently appointed COO on April 30, 2009.

5)
For Messrs. Snethun and Thompson, amounts reported under "All Other Compensation" include $325,000 and $566,080 paid to Messrs. Snethun and Thompson, respectively, pursuant to retention bonuses upon the Company emerging from CCAA protection.

6)	Mr. Thompson was appointed as the CFO on February 1, 2008.

7)
Mr. Chronister was elected as a director and became Chairman on September 9, 2009. The compensation paid to Mr. Chronister and reported in the table represent fees paid for his services as a director, Chairman and Chair of the Audit Committee. See Note 8.

8)
Compensation reported for Mr. Chronister includes an annual retainer paid to Mr. Chronister in his capacity as Chairman and Chair of the Audit Committee and attendance fees for Board, committee and business meetings attended by Mr. Chronister during 2009. See "Director Compensation". In addition, Mr. Chronister's compensation includes the grant date fair value of stock units ("Stock Units") granted under Stock Unit award agreements calculated on the basis of the closing price of the Common Shares on the TSX immediately prior to the date of grant (being $0.74) multiplied by the number of Stock Units granted to Mr. Chronister. In 2009, the Board delegated to Mr. Chronister, as Chairman, additional responsibilities until such time as the Board appoints a CEO. In consideration for these additional responsibilities, Mr. Chronister is entitled to additional director fees in the amount of U.S.$1,500 per day plus expenses for each day in which he is required to spend a significant amount of time on Company matters. In 2009, an aggregate of U.S.$39.000 was paid to Mr. Chronister in respect of these additional fees. Fees paid to Mr. Chronister were provided in United States dollars and for purposes of the above table have been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$0.9555 = Cdn$1.00, reflecting the average noon Bank of Canada rate for December 31, 2009.

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9)
Mr. Whelan was appointed as Senior Vice President, Business Development on May 15, 2008. Compensation paid to Mr. Whelan was provided in United States dollars and for purposes of the above table has been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$0.9555 = Cdn$1.00, reflecting the average noon Bank of Canada rate for December 31, 2009.

10)
Mr. Coolen ceased to be the President and CEO on April 24, 2009 and did not stand for re-election to the Board at the annual and special meeting of Shareholders held on September 9, 2009 (the "2009 Meeting"). From April, 2009, upon ceasing to act as an officer of the Company, Mr. Coolen was paid non-executive director fees of $12,500 which amount is included under "All Other Compensation".

11)
Mr. Noval ceased to be the Executive Chairman on April 24, 2009 and did not stand for re-election to the Board at the 2009 Meeting. From April, 2009, upon ceasing to act as an officer of the Company, Mr. Noval was paid non-executive director fees of $5,000 which amount is included under "All Other Compensation".

Outstanding Option-Based Awards

The following table sets forth information with respect to the outstanding Options granted under the Option Plan to each Named Executive Officer holding Options as of December 31, 2009, which includes Options granted prior to January 1, 2010. The Company does not currently have in place a share-based award plan.

Name and Principal Position	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)
Leif Snethun, COO	350,000 666,000	3.05 0.64	January 13, 2018 November 11, 2019	Nil Nil
Robb Thompson CFO	300,000 666,000	3.49 0.64	January 31, 2018 November 11, 2019	Nil Nil
Roger Whelan Senior Vice President, Business Development	600,000 484,000	3.13 0.64	May 5, 2018 November 11, 2019	Nil Nil

Option Plan

The Option Plan was initially adopted on April 30, 2001 and amended on June 11, 2004, June 25, 2005 and June 27, 2008. The Option Plan is intended to provide an incentive, in the form of a proprietary interest in the Company, to officers, directors, consultants and employees of the Company or its subsidiaries and any person or company engaged to provide ongoing management or consulting services for the Company or its subsidiaries (collectively, the "Participants") who are in a position to contribute materially to the successful operation of the business of the Company, to increase their interest in Canadian Superior welfare and to provide a means through which Canadian Superior can attract and retain persons of experience and ability.

Under the Option Plan:

1.	Options may be granted in such numbers and with such vesting provisions as the Board may determine, although generally Options vest in 1/3 increments over a three year period;

2.
the exercise price of Options shall not be less than the "market value" of the Common Shares at the date of granting such Option. For purposes of the Option Plan, "market value" means the last reported trading price of the Common Shares on the TSX prior to the date on which the Option is granted;

Information Circular 10

3.
the term and expiry date of the Options granted shall be determined in the discretion of the Board at the time of granting of the Options, subject to the maximum term allowable for Options being 10 years;

4.	the aggregate number of Common Shares that may be reserved for issuance under the Option Plan must not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

5.
the number of Common Shares, when combined with any other share compensation arrangements, issuable (or reserved for issuance) to "insiders" of Canadian Superior and their associates and affiliates may not exceed 10% of the issued and outstanding Common Shares (on a non-diluted basis);

6.
the issuance of Common Shares to any one "insider" of Canadian Superior and such insider's associates and affiliates, when combined with any other share compensation arrangements, within a one year period may not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis);

7.
in the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, with or without cause, prior to the expiry time of an Option, such Option, if vested, shall cease and terminate on the ninetieth day following the effective date of such resignation, retirement or termination or the expiry time of such option, whichever occurs first and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised;

8.
in the event of the death or permanent disability of a Participant, prior to the expiry time of an Option, such Option, if vested, shall be exercisable for one year following the death or permanent disability of the Participant or the expiry time of such Option, whichever occurs first and thereafter shall be of no further force or effect whatsoever as to the Common Shares in respect of which such Option has not previously been exercised;

9.	in the event of a "Change of Control" (as such term is defined under the Option Plan), the Board may, in its sole discretion, accelerate or provide for vesting of Options previously granted;

10.
in the event that the an Option expires during any period during which the holder of the Option is not permitted to trade Common Shares pursuant to the policies of the Company or within nine business days after such a period ends, then the expiry date of the Options shall be extended to the date that is the 10th business day after the date on which such period ends; and

11.
the Board has the ability to suspend or terminate the Option Plan. The Board may amend the Option Plan or any Option at any time and from time to time without the approval of Shareholders, provided that no such amendment may: (i) increase the maximum percentage of the issued and outstanding Common Shares issuable pursuant to the Option Plan; (ii) reduce the exercise price of an outstanding Option; (iii) amend the expiry date to extend the term of any Option or allow such Option to be exercisable for a period exceeding 10 years from the date the Option is granted; or (iv) permit Options to be transferable and assignable other than in the event of death or permanent disability of a Participant. Notwithstanding the foregoing no amendment may be made that would alter or impair any Options previously granted to a Participant without the consent or deemed consent of the Participant.

Information Circular 11

Options granted under the Option Plan are not transferable or assignable and no financial assistance has been or is expected to be provided by Canadian Superior to Participants to facilitate the purchase of Common Shares under the Option Plan.

As of the date hereof, a total of 9,888,865 Common Shares are issuable upon exercise of currently outstanding Options, representing approximately 3% of the issued and outstanding Common Shares as of the date hereof.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Option Plan and discretionary annual cash bonus payments to the Named Executive Officers that vested during the year ended December 31, 2009.

Name and Principal Position	Options-Based Awards Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year ($)
Leif Snethun COO	Nil	61,250
Robb Thompson CFO	Nil	60,000
Roger Whelan Senior Vice President, Business Development	Nil	104,700

Termination and Change of Control Benefits

Mr. Coolen was terminated by the Company and ceased to be President and CEO on April 24, 2009. Pursuant to a settlement agreement dated August 11, 2009 (as amended September 2, 2009) between Mr. Coolen and the Company, Mr. Coolen received a payment of $1,778,152 in connection with the CCAA Proceedings.

Mr. Noval was terminated by the Company and ceased to be Executive Chairman on April 24, 2009. Pursuant to a settlement agreement dated August  14, 2009 between Mr. Noval and the Company, Mr. Noval received a payment of $1,317,548 in connection with the CCAA Proceedings.

Neither Mr. Snethun nor Mr. Thompson has an employment agreement with the Company that provides for payments to such officer upon termination or change of control.

Mr. Whelan is party to an executive employment agreement with the Company. Pursuant to Mr. Whelan's executive employment agreement and based on his 2009 annualized base salary, the table below sets out an estimated payment that he would have been entitled to if the event resulting in termination of employment occurred on December 31, 2009.

Information Circular 12

Name and Principal Position	Termination without "Just Cause" ($)	Termination upon "Change of Control" ($)	Termination for "Just Cause"(1) ($)
Roger Whelan Senior Vice President, Business Development	209,400(2)	Nil	Nil

Notes:
1)
In the event of a termination for "just cause", the Company shall have no further obligation to Mr. Whelan, other than the payment of annual base salary accrued and unpaid through the date of termination, outstanding expense reimbursements and any statutory vacation pay.

2)
Compensation paid to Mr. Whelan was provided in United States dollars and for purposes of the above table has been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$0.9555 = Cdn$1.00, reflecting the average noon Bank of Canada rate for December 31, 2009.

In addition, under the terms of the Option Plan, the Board has the discretion to accelerate unvested Options held by Named Executive Officers, in whole or part, in the event of a "change of control".

Mr. Chronister, as Chairman, does not have an employment contract with the Company. If Mr. Chronister ceased to be a member of the Board for any reason as of December 31, 2009 he would have been entitled to a cash payment of $12,478, representing the value of the vested Stock Units based on the closing price of the Common Shares on the TSX as of such date ($0.64). See "Director Compensation".

Director Compensation

The following table provides information concerning the Company's non-executive director fee structure in effect prior to the 2009 Meeting, at which date a new slate of directors was elected to the Board.

Type of Fee	Amount ($)
Annual Retainers
Director/Committee Chair Annual Cash Retainer	25,000
Attendance Fees
Board Meetings attended in person (per meeting)	2,500
Board Meetings attended by telephone (per meeting)	500
Committee Meetings (per meeting)	500
Equity Compensation
Option grants	As recommended by the Compensation Committee and determined by the Board

The following table provides information concerning the Company's non-executive director fee structure in effect after the 2009 Meeting, at which date a new slate of directors was elected to the Board.

Information Circular 13

Type of Fee	Amount ($)(1)
Annual Retainers
Director Annual Cash Retainer(2)	42,415
Board Chair Annual Cash Retainer	21,208
Committee Chair Annual Cash Retainer (other than the Audit Committee Chair)	10,604
Audit Committee Chair Annual Cash Retainer	15,906
Attendance Fees
Board Meetings attended in person (per meeting)	2,121
Board Meetings attended by telephone (per meeting as determined by the Chairman)	1,591 to 2,121
Committee Meetings (per meeting)	1,060
Business Meetings(3) (per day)	1,591
Equity Compensation
Option grants and Stock Unit awards	As recommended by the Governance Committee and determined by the Board

Notes:
1)
Fees are paid in United States dollars and for purposes of the above table have been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$0.9430 = Cdn$1.00, reflecting the average noon Bank of Canada rate for the period from the 2009 Meeting to December 31, 2009. In 2010, the Company's non-executive director fee structure will continue to be paid in United States dollars as follows: Director Annual Cash Retainer, U.S.$40,000; Board Chair Annual Cash Retainer, U.S.$20,000; Committee Chair Annual Cash Retainer (other than the Audit Committee Chair), U.S.$10,000; Audit Committee Chair Annual Cash Retainer, U.S.$15,000; Board Meetings attended in person (per meeting), U.S.$2,000; Board Meetings attended by telephone (per meeting as determined by the Chairman), U.S.$1,500 to U.S.$2,000; Committee Meetings (per meeting), U.S.$1,000; Business Meetings (per day), U.S.$1,500.

2)	A business meeting is a meeting or event (other than a Board or committee meeting) that a director attends on behalf of the Company and requires a substantial commitment of time.

Directors are also reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors and are eligible to participate in the ESSP.

Director Compensation Table

The following table provides information concerning compensation paid to the non-executive directors for the year ended December 31, 2009.

Name	Fees Earned(1) ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Charles Dallas(2)	52,167	Nil	Nil	Nil	Nil	Nil	52,167
Thomas Harp(2)	57,667	Nil	Nil	Nil	Nil	Nil	57,667
Kaare Idland(2)	49,667	Nil	Nil	Nil	Nil	Nil	49,667
Alexander Squires(2)	53,167	Nil	Nil	Nil	Nil	Nil	53,167
Kerry Brittain(3)	91,127	Nil	Nil	Nil	Nil	165,760(4)	256,887
Dr. James Funk(3)	84,321	Nil	Nil	Nil	Nil	165,760(4)	250,081
Dr. William J.F. Roach(3)	81,143	Nil	Nil	Nil	Nil	165,760(4)	246,903
Gregory Turnbull(3)	69,626	Nil	Nil	Nil	Nil	165,760(4)	235,386
Richard Watkins	325,337(5)	Nil	Nil	Nil	Nil	107,300(4)	432,637

Information Circular 14

Notes:
1)
Fees are paid in United States dollars and for purposes of the above table have been converted from United States dollars to Canadian dollars based on the following rate:  U.S.$0.9555 = Cdn$1.00, reflecting the average noon Bank of Canada rate for  December 31, 2009.

2)	Messrs. Dallas, Harp, Idland and Squires did not stand for re-election to the Board at the 2009 Meeting.

3)	Messrs. Brittain, Funk, Roach and Turnbull were elected to the Board at the 2009 Meeting.

4)
Includes the grant date fair value of Stock Units granted under Stock Unit award agreements calculated on the basis of the closing price of the Common Shares on the TSX immediately prior to the date of grant (being $0.74) multiplied by the number of Stock Units granted.

5)
In 2009 Mr. Watkins assumed additional responsibilities during the CCAA Proceedings, including chairing the Independent Committee of the Board formed during that process. In consideration for these additional responsibilities, Mr. Watkins was paid additional director fees of $193,850.

Messrs. Chronister, Noval and Coolen each served on the Board for a portion of 2009 and were Named Executive Officers of the Company for the 2009 year. As such, all fees paid to Mr Chronister are disclosed in the Summary Compensation Table. While Mr. Noval and Mr. Coolen were executives of the Company they were not paid any director compensation. Upon ceasing to be officers of the Company on April 24, 2009, they were paid non-executive director fees until they resigned from the Board on September 9, 2009. These fees are reported in the Summary Compensation Table.

Stock Units

The following table sets forth information with respect to the outstanding Stock Units granted under Stock Unit award agreements to the directors as of December 31, 2009.

Name	Number of Stock Units (#)	Value of Total Stock Units Granted(1) ($)
Marvin Chronister	297,000	190,080
Kerry Brittain	224,000	143,360
Dr. James Funk	224,000	143,360
Dr. William J.F. Roach	224,000	143,360
Gregory Turnbull	224,000	143,360
Richard Watkins	145,000	92,800

Note:
1)
The value of the Stock Units reported are based on the closing price of the Common Shares on the TSX on December 31, 2009 being $0.64. Stock Units are not exercisable until the vesting conditions are met as described below.

The Stock Unit grants were approved by the Board and are intended to ensure that a substantial portion of the compensation of the directors is in the form of long-term equity based compensation. This reflects the Board's belief that the directors should develop a meaningful equity position in the Company and that a significant portion of each director's compensation be tied to the long-term performance of the Company so that the interests of directors are aligned with Shareholders.

Each Stock Unit represents a right to receive a cash amount equal to the closing price of a Common Share on the TSX (or such other stock exchange upon which the Common Shares are then listed and where the greatest volume of trading has occurred) on the applicable vesting date. Stock Units vest on the earlier of: (i) the last business day of the third anniversary of the grant date (which, in the case of the Stock Units, disclosed in the above table, will be December, 31, 2012); (ii) upon a change of control (as defined in the stock unit award agreements); or (iii) upon the director ceasing to be a member of the Board for any reason (in respect of a pro rata portion of Stock Units determined with reference to the date of termination).

Payments made in respect of Stock Units will be made in cash. However, if at some point in the future the Shareholders approve an equity compensation plan under which the Stock Units may

Information Circular 15

be paid in Common Shares, the Board (or the Compensation Committee) may determine that all or any portion of the Stock Units be paid in Common Shares.

On January 18, 2010, the Company issued 206,000 Stock Units to Mr. Riddell in connection with his appointment to the Board.

Director Compensation - Option-Based Awards and Incentive Plan Compensation

The following table sets forth information with respect to the outstanding Options granted under the Option Plan to directors as of December 31, 2009. The only director who currently holds Options is Mr. Watkins. The Company does not currently have in place a share-based award plan.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)
Richard Watkins	300,000 200,000	2.30 2.20	May 25, 2016 July 5, 2016	Nil Nil

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options granted pursuant to the Option Plan to directors that vested during the year ended December 31, 2009. The only director who currently holds Options is Mr. Watkins.

Name	Options-Based Awards - Value Vested During the Year ($)

Richard Watkins	Nil

CORPORATE GOVERNANCE

The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its Shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and continues to work to align with the recommendations currently in effect and contained in National Policy 58-201, Corporate Governance Guidelines which are addressed below. In addition, the Board monitors and considers for implementation by Canadian Superior the corporate governance standards which are proposed by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada. The Company strives to enhance its disclosure to Shareholders on an annual basis.

Mandate of the Board

The Board has responsibility for the stewardship of the Company. The Board has adopted a formal written mandate which is set out as Appendix "A" to this Information Circular. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. These matters include overall corporate plans and strategies, budgets, internal controls and management information systems, risk management as well as interim and annual financial and operating results. The Board is also responsible for the approval of all major transactions, including equity issuances, acquisitions and dispositions, as well as the Company's

Information Circular 16

debt and borrowing policies and setting the policies and principles for CEO selection and performance. The Board strives to ensure that actions taken by management correspond closely with the objectives of the Board and Shareholders.

Composition of the Board

Independence

The Board currently consists of seven directors who provide the Company with a wide diversity of business experience. Mr. Watkins is not standing for re-election to the Board. Additional information for each of the directors can be found under the heading "Meeting Matters - Election of Directors". All Board members are independent as such term is defined by National Instrument 58-101, Disclosure of Corporate Governance Practices by having no direct or indirect material relationship with the Company, including any business or other relationship, which could reasonably be expected to interfere with the director's ability to act with a view to the best interest of the Company or which could reasonably be expected to interfere with the exercise of the director's independent judgment.

The Board has considered and determined that the expanded responsibilities delegated to the Chairman (and the associated increase in director fees) on an interim basis while the Board conducts a search for a CEO have not caused Mr. Chronister to have a "material relationship" with the Company (within the meaning of National Instrument 52-110, Audit Committees), being a relationship which could reasonably be expected to interfere with the exercise of his independent judgement. While the CEO selection process is ongoing, the Board will continue to evaluate Mr. Chronister's role on a regular basis to assess whether the nature of his responsibilities or the fees he is entitled to compromise his independence.

Other Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more Canadian (or foreign) jurisdictions:

Name	Name of Reporting Issuer
Marvin Chronister	N/A
Dr. James Funk	Range Resources Corp. Superior Energy Services, Inc.
Kerry Brittain	N/A
Dr. William J.F. Roach	UTS Energy Company
Gregory Turnbull	Crescent Point Energy Corp. Storm Exploration Inc. Heritage Oil Plc. BNP Resources Inc. Porto Energy Corp. Seaview Energy Inc. Hawk Exploration Ltd.
James Riddell	Big Rock Brewery Ltd. Paramount Resources Ltd. MGM Energy Trust Trilogy Energy Trust
Richard Watkins(1)	N/A

Note:
1)	Mr. Watkins is not standing for re-election to the Board.

Information Circular 17

Board and Committee Meetings

The following tables disclose the attendance record for each director for all Board and standing committee meetings held during 2009, before and after the 2009 Meeting, for which such director was eligible to attend.

Name	Number of Meetings Attended (After September 9, 2009)
	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Health, Safety, Environment and Reserves Committee
Marvin Chronister(1)	7 / 7	2 / 2	2 / 2	N/A	1 / 1
Dr. James Funk(1)	7 / 7	N/A	N/A	1 / 1	1 / 1
Kerry Brittain(1)	6 / 7	2 / 2	2 / 2	1 / 1	N/A
Dr. William J.F. Roach(1)	7 / 7	N/A	N/A	N/A	1 / 1
Gregory Turnbull(1)	6 / 7	2 / 2	N/A	1 / 1	N/A
Richard Watkins	7 / 7	N/A	2 / 2	N/A	N/A

Note:
1)	Messrs. Chronister, Funk, Brittain, Roach and Turnbull were elected to the Board at the 2009 Meeting.

Name	Number of Meetings Attended (Before September 9, 2009)
	Board	Audit Committee	Reserves Committee	Compensation Committee
Gregory Noval(1)	12 / 15	N/A	0 / 1	N/A
Michael E. Coolen(1)	15 / 15	N/A	N/A	N/A
Charles Dallas(1)	15 / 15	3 / 3	N/A	N/A
Thomas Harp(1)	15 / 15	N/A	1 / 1	2 / 2
Alexander Squires(1)	14 / 15	3 / 3	N/A	N/A
Kaare Idland(1)	15 / 15	N/A	1 / 1	2 / 2
Richard Watkins	15 / 15	3 / 3	N/A	2 / 2

Note:
1)	Messrs. Noval, Coolen, Harp, Dallas, Squires and Idland did not stand for re-election to the Board at the 2009 Meeting.

The Board has at least four regularly scheduled meetings per year. During certain meetings, the Board and its committees conduct in camera sessions, at which no members of management are present. The in camera sessions of the Board are held at such times as the Chairman determines advisable. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of the fiduciary duties and responsibilities of the Board and its committees on behalf of Shareholders.

Position Descriptions

Chairman

The Board has developed a written position description for the chairman, which provides that the Chairman is to act as the leader of the Board, to manage and co-ordinate the activities of the Board and to ensure that the Board is alert to its obligations to the Company.

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Committee Chairs

The Board has developed written position descriptions for the chairs of each committee. The chairs of each committee are to provide effective leadership at the committee level and ensure that the each committee fulfills its mandate.

Chief Executive Officer

The Board has adopted a position description for its CEO. The CEO's principal duties and responsibilities are for planning the strategic direction of the Company, providing leadership to the Company, reporting to Shareholders, and overseeing the executive management of the Company in particular with respect to the day-to-day affairs of the Company. In addition, the written mandate of the Compensation Committee provides that it will conduct annual performance reviews of the CEO with the results of such reviews to be communicated to the Board, giving the Board a formal opportunity to provide direction and feedback to the CEO concerning the performance of his or her duties.

Orientation and Continuing Education

The Company has not adopted a formalized process of orientation for new Board members. However, the Corporate Governance Committee is mandated, as may be required from time to time, to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors. No formal programs have been implemented to date.

All directors have been provided with a base line of knowledge about the Company which serves as a basis for informed decision making. This base line of knowledge includes a combination of written material and one-on-one meetings with senior management of the Company.

Directors are kept informed as to matters impacting, or which may impact, the Company's operations through regular communications from management and reports and presentations at Board meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code") for all directors, officers, employees and consultants of the Company. The Code has been filed on, and has been accessible through, SEDAR at www.sedar.com. The Company expects that all directors, officers, employees and consultants of the Company will adhere to the highest ethical standards in the Company's business activities. All directors, officers, employees and consultants of the Company are expected to deal fairly with other employees, customers, suppliers, competitors, governments and the general public.

The Board and management of the Company monitor compliance with the Code. All directors, officers, employees and consultants of the Company are encouraged to report violations of the Code to an employee's supervisor, any senior officer or director, the chair of the Audit Committee or the Chairman, as may be appropriate in the circumstances. The Board has adopted a whistleblower policy (the "Whistleblower Policy") which allows for all directors, officers, employees and consultants of the Company to report violations of the Code to a confidential and anonymous independent third party.

No material change reports have been filed since the beginning of the Company's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Code requires disclosure to the Board of any transactions or agreements in respect of which any director or executive officer of the Company has a material interest and the extent and nature of that interest. Any director with a conflict of interest or who is capable of being perceived as

Information Circular 19

being in conflict of interest with respect to the Company must abstain from discussion and voting by the Board or any committee on any motion to recommend or approve the relevant agreement or transaction. The Board itself must comply with conflict of interest provisions of the Business Corporations Act (Alberta) ("ABCA") in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board has adopted a Formal Disclosure Policy (the "Disclosure Policy"), in order to promote consistent disclosure practices aimed at informative, timely and broadly disseminated disclosure of material information to the market, in accordance with applicable securities legislation. In accordance with the Disclosure Policy, a Disclosure Committee comprised of the CFO and two independent directors being Mr. Turnbull and Mr. Brittain has been established to oversee the Company's disclosure practices and to ensure the Company meets all regulatory disclosure requirements.

Nomination of Directors

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Corporate Governance Committee. The Corporate Governance Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director possesses. The Corporate Governance Committee will then identify potential Board members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the needs of the Board.

The Corporate Governance Committee makes recommendations to the Board with respect to nominees for election at the next annual meeting of Shareholders or to be appointed to fill vacancies between annual meetings of the Shareholders and will approach nominees to ascertain their willingness to serve as a member of the Board.

Board Committees and their Mandates

The Board has the following four standing committees: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Corporate Governance Committee; and (iv) the Health, Safety, Environment and Reserves ("HSER") Committee. The following is a description of the standing committees and their current membership.

Audit Committee

Chair:  Marvin M. Chronister

Members:  Kerry Brittain and Gregory G. Turnbull

The Audit Committee is constituted with three independent directors. The Board has determined that all of the members of the Audit Committee are "financially literate" as defined in National Instrument 52-110, Audit Committees. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

The Audit Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the integrity of the Company's financial statements; (ii) the integrity of the financial reporting process; (iii) the system of internal control and management of financial risks the external auditors' qualifications and independence; and (iv) the external audit process and the Company's process for monitoring compliance with laws and regulations.

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The Audit Committee is directly responsible for recommending to the Board the nomination of the external auditor and the compensation and retention of the external auditor and overseeing the work of the external auditor and the relationship of the external auditor with the Company (including the resolution of disagreements between management and the external auditor regarding financial reporting).

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Audit Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Audit Committee. The Audit Committee meets at least four times annually.

Further information relating to the Audit Committee can be found under the heading "Audit Committee" in the AIF.

Compensation Committee

Chair:  Richard Watkins

Members:  James H.T. Riddell, Marvin M. Chronister and Kerry Brittain

The Compensation Committee is currently constituted with four independent directors. As Mr. Watkins is not standing for re-election as a director it is proposed that a new Chair of the Compensation Committee will be appointed following the Meeting.

The Compensation Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing the Company's compensation policies and guidelines and the related objectives thereto; and (ii) developing the Company's corporate succession and development plans at the executive level.

The Compensation Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The Compensation Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Compensation Committee. The Compensation Committee meets at least four times annually.

Corporate Governance Committee

Chair:  Kerry Brittain

Members:  Dr. James Funk and Gregory G. Turnbull

The Corporate Governance Committee is constituted with three independent directors.

The Corporate Governance Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) developing criteria and procedures for the identification and recruitment of new directors; (ii) reviewing the size, composition and organization of the Board and its committees; (iii) recommending non-executive director compensation; and (iv) developing and recommending guidelines, policies and procedures relating to corporate governance.

The Corporate Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

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The Corporate Governance Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the Corporate Governance Committee. The Corporate Governance Committee meets as is necessary to fulfill its responsibilities.

Health, Safety, Environment and Reserves ("HSER") Committee

Chair:  Dr. James Funk

Members: Dr. William J.F. Roach, Marvin M. Chronister and James H.T. Riddell

The HSER Committee is constituted with four independent directors.

The HSER Committee's primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to: (i) the Company's obligations under National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities with respect to the oil and natural gas reserves evaluation process of the Company and public disclosure of reserves data and related information in connection with the Company's oil and gas activities; and (ii) all health, safety and environmental matters.

The HSER Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to determine the compensation of such advisors.

The HSER Committee holds in camera meetings, without management present, at every regularly scheduled meeting of the HSER Committee. The HSER Committee meets at least two times annually.

Ad hoc Committees

As the Company currently has no CEO, the Board has established three additional ad hoc committees: (i) the Management Committee; (ii) the CEO Selection Committee; and (iii) the Liberty Project Committee. The ad hoc committees were formed on an interim basis and it is anticipated that they will be dissolved after a CEO is hired.

Assessments

The Board, with the assistance of the Corporate Governance Committee, is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, its committees and the individual directors based on their applicable written mandate or position description.

The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Board deems relevant, the assessments will consider in the case of the Board or a committee, the applicable written mandate or position description, as well as the competencies and skills each individual director is expected to bring to the Board.

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MEETING MATTERS

1.	Financial Statements

The audited financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon will be received at the Meeting. The audited financial statements and the report of the auditors thereon were provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular.

2.	Election of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his successor is elected or appointed. At the Meeting, a board of six directors will be proposed for election. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies "FOR" the election of the nominees specified below as directors of Canadian Superior. If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote "FOR" the election of any substitute nominee or nominees recommended by management of Canadian Superior and "FOR" the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Mr. Watkins is not standing for re-election to the Board.

Name and Residence	Office(s) held with Canadian Superior	Director Since	Principal Occupation(s) During the Last Five Years	Common Shares Beneficially Owned Directly or Indirectly
Marvin M. Chronister(1)(2)(4)(5)(6) Texas, United States	Chairman	September 2009
From June 2006 to present, an energy finance and operational consultant. Prior thereto, from August 2004 to June 2006, Financial Operations Practice Director of Jefferson Wells International, Inc., a financial consulting firm.
				Nil
Dr. James Funk(3)(5) Pennsylvania, United States	Director	September 2009	From January 2004 to present, President and Geologist of J.M. Funk & Associates Inc., a private oil and gas consulting company.	50,000
Kerry Brittain(1)(2)(3)(4) Texas, United States	Director	September 2009	From July 2007 to present, in private law practice advising companies on acquisitions and domestic and international transactions. Prior thereto, from July 2002 to July 2007, Senior Vice President, General Counsel and Secretary for Harvest Natural Resources, a public oil and gas company.	20,000
Dr. William J.F. Roach(4)(5)(7) Calgary, Alberta	Director	September 2009	From October 2004 to present, President and Chief Executive Officer of UTS Energy Inc., a public oil and gas company.	Nil
Gregory G. Turnbull(1)(3)(6) Alberta, Canada	Director	September 2009	From July 2002 to present, a partner with the law firm of McCarthy Tétrault llp.	100,000

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James H.T. Riddell(2)(5)(6) Alberta, Canada	Director	January 2010
From June 2002 to present, President and Chief Operating Officer of Paramount Resources Ltd., a public oil and gas company and from February 2010 to present, President and Chief Executive Officer of Trilogy Energy Corp., a public oil and gas company. Prior thereto, from February 2005 to February 2010, President and Chief Executive Officer of Trilogy Energy Ltd., a public oil and gas company.
Nil

Notes:
1)	Member of the Audit Committee.
2)	Member of the Compensation Committee.
3)	Member of the Corporate Governance Committee.
4)	Member of the Management Committee.
5)	Member of the HSER Committee.
6)	Member of the CEO Selection Committee.
7)	Member of the Liberty Project Committee.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than 30 consecutive days, other than:

•
Mr. Riddell was a director and executive officer of Paramount Resources Ltd., the general partner of T.T.Y. Paramount Partnership No. 5, a limited partnership engaged in oil and gas exploration and development activities. A cease trade order against T.T.Y. Paramount Partnership No. 5 was issued by the Quebec Securities Commission in 1999 for failing to file its June 30, 1998 financial statements in Quebec. The cease trade order was revoked on April 9, 2008. T.T.Y. Paramount Partnership No. 5 was dissolved on July 21, 2008.

To the knowledge of management, no proposed director of the Company is, or has been, within the past 10 years before the date hereof, a director or executive officer of any  issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than:

•
Mr. Turnbull was a director of Mobilift Inc., a corporation engaged in the development, system integration and commercialization of innovative fall prevention technology. Mobilift Inc. was placed into receivership in September 2001 by its major creditor after Mr. Turnbull left the board of directors of Mobilift Inc. in August 2001;

•
Mr. Turnbull was a director of Action Energy Inc., a corporation engaged in the exploration, development and production of oil and gas in Western Canada.  Action Energy Inc. was placed into receivership on October 28, 2009 by its major creditor and Mr. Turnbull resigned as a director immediately thereafter.

•
Mr. Chronister was a director of Saratoga Resources, Inc., a corporation engaged in the production, development and acquisition of natural gas and crude oil properties. Saratoga Resources, Inc. filed a voluntary petition for reorganization under Chapter 11 of the US

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Bankruptcy Code in March 2009. Mr. Chronister left the board of directors of Saratoga Resources, Inc. in April, 2009; and

•
Mr. Riddell was a director of Jurassic Oil and Gas Ltd., a private oil and gas company, within one year of such company becoming bankrupt. Jurassic Oil and Gas Ltd.'s bankruptcy was subsequently annulled.

Personal Bankruptcies

To the knowledge of management, no proposed director of the Company has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

To the knowledge of management, no proposed director of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to pass a resolution appointing Deloitte & Touche llp, Chartered Accountants, as auditors of the Company, to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the remuneration to be paid thereto. Deloitte & Touche llp was first appointed as auditors of the Company on December 1, 2009.

4.	Approval of Name Change

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution authorizing an amendment to the articles of the Company pursuant to subsection 173(1)(a) of the ABCA to change the name of the Company from "Canadian Superior Energy Inc." to "Sonde Resources Corp." (the "Name Change"). If approved by Shareholders, Canadian Superior anticipates that the Name Change would be effected on or about June 4, 2010.

The full text of the special resolution authorizing the Name Change is as follows:

"BE IT RESOLVED THAT:

1.
the articles of the Company be and are hereby amended pursuant to subsection 173(1)(a) of the Business Corporations Act (Alberta) to change the name of the Company from "Canadian Superior Energy Inc." to "Sonde Resources Corp."; and

2.
any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, deliver and file all such documents (including articles of amendment in prescribed form) and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the board of directors of the Company may, in its sole discretion and without further approval of the shareholders of the Company, revoke and rescind the foregoing resolution before it is acted upon."

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In order to be passed, the foregoing special resolution must be approved by at least 66 ⅔% of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

About the Name

The root origins of the word "Sonde" (pronounced sawhnd) is French and means, literally, sounding line. Sonde carries the same meaning in a number of different languages. In the energy industry, a sonde is the section of a logging tool that contains the measurement sensors used in formation evaluation. It assists with assessment of resources and with planning for the future.

Reason for the Name Change

Moving beyond its technical references, Sonde captures the dynamic nature of the Company’s ongoing testing and evaluating of its current and future assets, partnerships and direction. Sonde encompasses the sophisticated approach to analysis and financial rigour that the new Board is applying to managing energy assets.

The rationale for the name change is to better represent a company with the vision and expertise to strategically develop assets and evaluate and plan for the future. A new name signifies a shift, not only in the direction of the Company, but in its commitment to the corporate values of accountability, transparency and accessibility.

5.	Approval of Consolidation

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, a special resolution authorizing an amendment to articles of the Company pursuant to subsection 173(1)(f) of the ABCA to consolidate the Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the "Consolidation") or such lesser consolidation ratio as the Board may determine. If approved by Shareholders, Canadian Superior anticipates that the Consolidation would be effected on or about June 4, 2010.

The full text of the special resolution authorizing the Consolidation is as follows:

"BE IT RESOLVED THAT:

1.
the articles of the Company be and are hereby amended pursuant to subsection 173(1)(f) of the Business Corporations Act (Alberta) to consolidate the issued and outstanding common shares of the Company on the basis of one post-consolidation common share for every five pre-consolidation common shares or such lesser consolidation ratio as the board of directors of the Company may determine; and

2.
any officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute, deliver and file all such documents (including articles of amendment in prescribed form) and to take all such other actions as may be deemed necessary or desirable for the implementation of this special resolution, provided that the board of directors of the Company may, in its sole discretion and without further approval of the shareholders of the Company, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing special resolution must be approved by 66 ⅔% of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

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Reasons for the Consolidation

The Board and management of the Company believe that it is in the best interests of Shareholders for the Company to complete the Consolidation for several reasons, including: (i) the Consolidation may provide the Company with increased flexibility to seek additional financing opportunities and to pursue strategic transactions because it may improve the market's perception of the Company; (ii) the anticipated higher Common Share price resulting from the Consolidation may permit the purchase of the Common Shares by certain institutional investors and investment funds that are currently prohibited, pursuant to minimum share price thresholds under their investment policies and guidelines, from purchasing Common Shares at current price levels; (iii) Shareholders may benefit from relatively lower trading costs since certain investment banks and brokerage firms charge commissions based on the number of shares traded when they buy or sell Common Shares, and if the Common Share price were higher, such investors may pay lower commissions to trade a fixed dollar amount of the Common Shares than they would if the Common Share price was lower; (iv) certain investment banks and brokerage firms will not provide market research and analysis for low priced shares on a consistent basis; and (v) banks and other financial institutions are more likely to allow higher priced Common Shares to be used as collateral for loans.

Principal Effects on the Consolidation

The anticipated principal effects on the Consolidation include the following:

•	The fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of Canadian Superior will be issued;

•	The number of issued and outstanding Common Shares will be significantly reduced from 311,481,737 pre-Consolidated Common Shares to approximately 62,296,635 post-Consolidated Common Shares;

•
The exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any Options and warrants of Canadian Superior will be automatically adjusted based on the Consolidation; and

•	As Canadian Superior currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares available for issuance.

Risks Associated with the Consolidation

Shareholders should consider the following risk factors associated with the proposed Consolidation:

•
The future effect of the Consolidation on the market price of the Common Shares cannot be accurately predicted. While the Board and management of the Company believe that the Common Share price will increase as an immediate result of the Consolidation becoming effective, the resulting Common Share price may be less than the direct arithmetic result of the Consolidation. Moreover, the market price of the Common Shares may not be sustainable at the level immediately following the Consolidation becoming effective. There are numerous factors and contingencies that could affect the Common Share price following the Consolidation, including the state of the market for the Common Shares at the time, the Company's reported results of operations and progress on strategic objectives in future periods, and general economic conditions;

•	There can be no assurance that the Consolidation will achieve the desired benefits for the Company or its Shareholders set out under "Reasons for the Consolidation" above; and

•	The trading liquidity of the Common Shares generally could be adversely affected by the reduced number of Common Shares that will be outstanding following the Consolidation. In

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addition, the Consolidation may result in some Shareholders owning "odd lots" of less than 100 Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares in "board lots" of even multiples of 100 Common Shares.

Effect on Fractional Shareholders

If the Consolidation is implemented, fractional post-consolidation Common Shares will not be issued to Shareholders. Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional post-consolidation Common Share, the number of post-consolidation Common Shares issued to such Shareholder shall be rounded up to the next greater whole number of post-consolidation Common Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of post-consolidation Common Shares if the fractional entitlement is less than 0.5. In calculating such fractional interests, all post-consolidation Common Shares held by a Beneficial Shareholder shall be aggregated.

Procedure for Exchange of Share Certificates

If Consolidation is approved and implemented, registered Shareholders will be required to surrender their existing share certificates representing pre-Consolidation Common Shares in exchange for new certificates representing post-Consolidation Common Shares. A Letter of Transmittal is enclosed with this Information Circular to facilitate this exchange of certificates. Registered Shareholders should carefully read and comply with the instructions contained in the enclosed Letter of Transmittal. Any questions regarding the Letter of Transmittal should be directed to Valiant Trust Company, the registrar and transfer agent for the Common Shares. Canadian Superior will issue a press release announcing the implementation of the Consolidation if it proceeds. As the Consolidation may not proceed, registered Shareholders should not submit the Letter of Transmittal and their existing share certificates representing pre-Consolidation Common Shares until such time as Canadian Superior has announced the implementation of the Consolidation. In the event that the Consideration is not implemented, any share certificates representing pre-Consolidation Common Shares delivered pursuant to a Letter of Transmittal will be returned to the respective Shareholder.

Beneficial Shareholders should note their nominees may have different procedures for processing the Consolidation than are applicable to registered Shareholders and do not need to submit a Letter of Transmittal. Beneficial Shareholders should contact their nominees if they have any questions regarding the procedures applicable to them.

6.	Adoption of a New Shareholder Rights Plan

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the adoption of a new shareholder rights plan of the Company (the "2010 Rights Plan") pursuant to a shareholder rights plan agreement (the "2010 Rights Plan Agreement") to be entered into between the Company and Valiant Trust Company, as rights agent (the "Rights Agent") to replace the current shareholder rights plan (the "Current Rights Plan") pursuant to a Shareholder Rights Plan Agreement dated as of January 22, 2001, as amended and restated as of May 17, 2001, between the Company and Computershare Trust Company of Canada, as rights agent (collectively, the "Current Rights Plan Agreement"). A summary of the terms and conditions of the 2010 Rights Plan is contained in Appendix "B" to this Information Circular.

The full text of the ordinary resolution approving the adoption of 2010 Rights Plan to replace the Current Rights Plan is as follows:

"BE IT RESOLVED THAT:

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1.
the new shareholder rights plan of the Company (the "2010 Rights Plan") pursuant to a shareholder rights plan agreement to be entered into between the Company and Valiant  Trust Company, as rights agent, effective as of the date hereof, and continuing substantially upon the terms described in the Company's information circular for its 2010 annual and special meeting of Shareholders, be and is hereby ratified, confirmed and approved;

2.
the current shareholder rights plan of the Company as set forth in the Shareholder Rights Plan Agreement dated as of January 22, 2001, as amended and restated as of May 17, 2001, between the Company and Computershare Trust Company of Canada, as rights agent, and all rights outstanding thereunder, be and are hereby rescinded in their entirety effective as of the time the 2010 Rights Plan becomes effective; and

3.
any one officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents, and take all such other actions as may be deemed necessary or desirable for the implementation of this resolution, provided that the board of directors of the Company may, in its sole discretion and without further approval of the shareholders of the Company, revoke and rescind the foregoing resolution before it is acted upon"

In order to be passed, the foregoing ordinary resolution must be approved by a majority of the votes cast by Independent Shareholders (as defined in the 2010 Rights Agreement) who vote in respect of such resolution, in person or by proxy, at the Meeting. At the date of this Information Circular, the Company believes that all Shareholders are Independent Shareholders.

If the Rights Plan Resolution is approved at the Meeting, the Company and the Rights Agent will enter into the 2010 Rights Agreement to implement the 2010 Rights Plan effective as of the date of the Meeting and, upon such effectiveness, the Original Rights Plan will be rescinded. If the Rights Plan Resolution is not approved at the Meeting, the 2010 Rights Plan will not become effective and the Company will cease to have a shareholder rights plan upon the expiry of the Original Rights Plan on January 22, 2011.

Background

The Company originally implemented the Current Rights Plan pursuant to the Current Rights Plan Agreement. Under the terms of the Current Rights Plan Agreement, the Current Rights Plan required confirmation by Shareholders every three years and will expire on January 22, 2011.

The Board has determined that it is advisable for the Company to continue to have a shareholder rights plan and has approved the 2010 Rights Plan Agreement to be entered into between the Company and the Rights Agent to implement the 2010 Rights Plan. The Company has reviewed the 2010 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plans. The Company believes that the 2010 Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. The 2010 Rights Plan has been accepted for filing by the TSX subject to the approval by Shareholders at the Meeting.

Purpose of the 2010 Rights Plan

The objective of the 2010 Rights Plan is to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any initiative to acquire control of the Company. The 2010 Rights Plan is intended: (i) to prevent, to the extent possible, a creeping takeover of the Company (i.e. the acquisition of effective control through a number of purchases over time) by requiring that any take-over offer is made to all Shareholders and cannot be completed unless Shareholders holding a majority of the outstanding common shares (other than those held by the

Information Circular 29

offeror and related parties) accept the offer; (ii) to provide the Company with additional time to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding common shares; and (iii) to discourage certain discriminatory and coercive aspects of takeovers.

Takeover acquisitions may be structured to be discriminatory or coercive and may be initiated at a time when the Board will have a difficult time preparing an adequate response to the takeover initiative. Accordingly, takeovers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment.

It is not the intention of the Board to entrench themselves or avoid a bid for control that is fair and in the best interest of Shareholders. The 2010 Rights Plan does not prevent takeovers, rather it encourages potential acquirors of control to make takeover bids by means of a Permitted Bid (as defined in Appendix “B”), which Shareholders may tender to regardless of the acceptability of the bid to the Board or to approach the Board to negotiate a mutually acceptable transaction.

The 2010 Rights Plan does not diminish or detract from the duty of the Board to act honestly, in good faith and in the best interests of the Company and its Shareholders, or to consider on that basis any takeover bid that is made, nor does the 2010 Rights Plan alter the proxy mechanism to change the Board, create dilution on the initial issue of the rights, or change the way in which the Common Shares trade.

The 2010 Rights Plan attempts to address the following concerns that are widely held to be inherent in the provisions of current legislation governing takeover bids in Canada:

Inadequate Time to Consider Bid

Under current Canadian securities legislation, a formal takeover bid is only required to remain open for 35 days, a period of time which the Board believes is insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize shareholder value; and (iii) make reasoned recommendations to the Shareholder. The 2010 Rights Plan provides that a Permitted Bid must be open for a period which is 60 days (or such shorter period as may be permitted by the Board, subject to a minimum of 35 days) and, additionally, for a further period of 10 business days after the offeror publicly announces that outstanding Voting Shares (as defined in Appendix “B”) held by Independent Shareholders representing more than 50% of the Voting Shares held by all Independent Shareholders have been deposited or tendered and not withdrawn as of the date by which such Voting Shares may be taken up and paid for under the takeover bid. Accordingly, the 2010 Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made.

Pressure to Tender

A Shareholder may feel compelled to tender to a takeover bid which the Shareholder considers to be inadequate because, in failing to tender, the Shareholder may be left with illiquid or minority discounted shares. This is particularly so in the case of a partial bid where the Acquiring Person or an offeror wishes to obtain a control position but does not wish to acquire all of the Common Shares. The 2010 Rights Plan contains a Shareholder approval mechanism in the Permitted Bid definition, which is that no Voting Shares may be taken up and paid for under the bid unless more than 50% of the outstanding Voting Shares held by Independent Shareholders have been deposited or tendered and not withdrawn. In addition, a Permitted Bid must remain open for acceptance for a further period of 10 business days following public announcement that more than 50% of the outstanding Voting Shares have been deposited. The 2010 Rights Plan therefore effectively separates a Shareholder's decision to accept a bid from the decision to tender, thereby lessening concern about undue pressure to tender to the bid.

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Unequal Treatment of Shareholders

Under current securities legislation, an offeror may obtain control or effective control of a corporation without paying full value, without obtaining shareholder approval and without treating all shareholders equally. For example, an acquirer could acquire blocks of shares by private agreement from one or a small group of shareholders at a premium to market price, which premium is not shared by the other shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or fair sharing of any control premium among shareholders. Under the 2010 Rights Plan, if it is to qualify as a Permitted Bid, any offer to acquire 20% or more of the Voting Shares must be made to all holders of Voting Shares.

As set forth in Appendix “B”, the 2010 Rights Plan discourages coercive or unfair hostile takeovers by creating the potential that any Common Shares which may be acquired or held by a takeover acquiror will be significantly diluted if not acquired in a manner permitted by the 2010 Rights Plan. The potential for significant dilution to the holdings of such an acquiror can occur as the 2010 Rights Plan provides that all Shareholders who are not related to the acquiror will be entitled to exercise rights issued to them under the 2010 Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices, however, the acquiror and the persons related to the acquiror will not be entitled to exercise any Rights (as defined in Appendix “B”) under the 2010 Rights Plan.

7.	Adoption of New Bylaws

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass, with or without variation, an ordinary resolution approving the repeal of the existing By-Law Number 1 of the Company (the "Current Bylaws") and the confirmation of a new By-Law Number 1 of the Company (the "2010 Bylaws"). A copy of the 2010 Bylaws is set out in Appendix "C" to this Information Circular.

The Current Bylaws were originally adopted by the Board and confirmed by Shareholders on March 22, 1983, with a minor amendment confirmed by Shareholders at the 2009 Meeting. The repeal of the Current Bylaws and the adoption of the 2010 Bylaws were approved by the Board on April 28, 2010. The Board determined that the Current Bylaws should be updated to reflect current practice and amendments to the ABCA. The 2010 Bylaws remove any unnecessary restrictions and conform to the current provisions of the ABCA.

Pursuant to the requirements of the ABCA, the repeal of the Current Bylaws and the 2010 Bylaws must be submitted to Shareholders for confirmation. The following is a summary of the key provisions of the Current Bylaws that are amended by the 2010 Bylaws:

•
The Current Bylaws contain a number of provisions that are specifically dealt with in the ABCA. The 2010 Bylaws remove these sections including those referring to the following matters: (i) borrowing powers; (ii) director qualifications and consent to act; (iii) election of directors, removal of directors and related provisions; (iii) conflict of interest of directors; and (iv) Board meeting matters;

•	The quorum requirement for the transaction of business at a meeting of directors has been changed to be a majority of the directors instead of two directors;

•
The 2010 Bylaws include the following provisions absent from the Current Bylaws: (i) directors are permitted to participate at directors' meeting by electronic or other communication facilities; (ii) provision is made for the advancement of costs in connection with matters for which directors and officers may be properly indemnified under the ABCA and the requirement that the Company use reasonable commercial efforts to obtain any

Information Circular 31

necessary court approvals in connection with the indemnification of a director and the non-exclusivity of such indemnification; and

•
The provisions of the Current Bylaws requiring representation by Alberta residents on the Board and on committees of the Board and the requirement that a proportion of Alberta residents be present to transact business at a meeting of the directors have been removed. The ABCA provides that at least ¼ of the directors of a corporation must be resident Canadians and that to transact business at a meeting of directors at least ¼ of the directors present be resident Canadians.

The full text of the ordinary resolution confirming the repeal of the Current Bylaws and the adoption of the 2010 Bylaws of the Company is as follows:

"BE IT RESOLVED THAT:

1.
the new bylaws of the Company (the "2010 Bylaws"), passed by the board of directors of the Company on April 28, 2010, in substantially the form attached to, and upon the terms described in, the Company's information circular for its 2010 annual and special meeting of shareholders, be and are hereby ratified, confirmed and approved;

2.	the current bylaws of the Company be and are hereby repealed in their entirety; and

3.
any one officer or director of the Company be and is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents, and take all such other actions as may be deemed necessary or desirable for the implementation of this ordinary resolution, provided that the board of directors of the Company may, in its sole discretion and without further approval of the shareholders of the Company, revoke and rescind the foregoing resolution before it is acted upon."

In order to be passed, the foregoing ordinary resolution must be approved by a majority of the votes cast by Shareholders who vote in respect of such resolution, in person or by proxy, at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein and in the Information Circular of the Company dated August 12, 2009 (the "2009 Circular"), a copy of which is available on SEDAR at www.sedar.com and is incorporated by reference herein, neither the Company nor any director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any other insider of the Company, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the year ended December 31, 2009, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Company.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

Information Circular 32

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is contained in the Company's audited financial statements for the year ended December 31, 2009 and MD&A. In addition, a Shareholder may obtain copies of the Company's audited financial statements for the year ended December 31, 2009, MD&A and the 2009 Circular, by contacting Tonya Pizzey, Corporate Secretary of the Company, by mail at 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 503-7924 or by email at tpizzey@cansup.com.

Information Circular 33

APPENDIX "A"

Board Mandate And Guidelines For Corporate Governance

Purpose and Role

The Board of Directors (the "Board") of Canadian Superior Energy Inc. (the "Corporation") has the responsibility for the stewardship of the Corporation. The role of the Board is to provide leadership and the independent supervision and oversight of the business and affairs of the Corporation. Each member of the Board is required to act in the best interests of the Corporation and its shareholders.

The Corporation's officers and employees are responsible for the day to day management and conduct of the business of the Corporation and the implementation of the strategic plan approved by the Board.

This Board Mandate and Guidelines for Corporate Governance ("Mandate") is intended to provide parameters and direction to the Board regarding its responsibilities and principles of governance.  This Mandate is in addition to and is not intended to change or interpret any applicable law or regulation or the Articles or By-laws of the Corporation. Any waivers of this Mandate must be approved by the Board.  This Mandate is subject to modification from time to time by the Board.

The operation of the Board is a dynamic and evolving process. Accordingly, this Mandate will be reviewed periodically by the Corporate Governance Committee and any recommended revisions will be submitted to the Board for consideration.

Responsibilities

The Board's responsibilities include:

•
Approve the strategic direction of the Corporation. This will include the adoption of a strategic planning process and the annual review and approval of a strategic plan which takes into account, among other things, the nature, opportunities and risks associated with the business of the Corporation

•	Set the policies and principles for Chief Executive Officer (the "CEO") selection. Select, evaluate and, if necessary terminate the CEO.

•
Set the policies and principles for executive officer performance. Assess the performance of the CEO at least annually. Together with the CEO assess the performance of other executive officers at least annually. The Board will also take reasonable steps to ensure that the CEO has in place adequate programs to recruit, retain, develop and assess the performance of senior management.

•	Succession planning for the CEO and executive officers of the Corporation and the periodic review of the Corporation's succession plans.

•	Identification of the principal risks of the Corporation's businesses and the taking of steps to ensure the implementation of appropriate systems to manage these risks.

•	Review and, where appropriate, approve fundamental operating, financial and other major plans and initiatives, including approval of the Corporation's annual financial plans.

Appendix A-1

•
Establish policies for the selection and retention of directors of the Corporation. Annually determine those individual directors proposed to be nominated for electing at the next annual general meeting of shareholders.

•
Monitor compliance with applicable law and the Corporation's policies related to health, safety, environment, aboriginal and stakeholder affairs and social responsibility and taking all reasonable steps to ensure corrective measures are taken when issues arise.

•
Set the ethical tone and foster ethical and responsible decision making by management.  Adopt a Code of Business Conduct and Ethics (the "Code") applicable to all directors, officers and employees. Monitor compliance with the Code, and decline, grant and provide for appropriate disclosure of any waivers of the Code for officers and directors.

•
Establish and annually review a delegation of authority for expenditures and other corporate actions. Delegate to the CEO the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation's operations that are not reserved to the Board under the terms of the delegation of authority.

•
Periodically review the Corporation's disclosure policy which, among other matters, (i) addresses how the Corporation interacts with shareholders, stakeholders, analysts and the public, and (ii) contains measures to avoid selective disclosure.

•	Review of, and being satisfied with, the integrity of the Corporation's internal control and management information systems.

•	Development of measures for receiving shareholder feedback.

•	Provide advice and counsel to management. This occurs both in formal Board and Committee meetings and through informal, individual director contacts with the CEO and other members of management.

•	Oversee the annual evaluation of the performance and effectiveness of the Board, Committees, all individual directors, the Chairman of the Board and committee chairs.

Board Composition

Number

The number of directors shall be not less than three and not more than fifteen. The size of the Board should be one that can function effectively as a board.

Term

Board members are elected to hold office for a term of one year. The Board does not believe it should establish term limits.  Instead, the Board believes that the annual assessment of the Board's performance provides an opportunity to review each director's continuation on the Board and desire to remain a member.

Independent Directors

Independent directors must comprise a majority of the Corporation's board.

Chairman

The Chairman of the Board shall be elected from the independent directors. While it is the view of the Board that the roles of CEO and Chairman of the Board should be separated, the Board

Appendix A-2

retains the discretion to combine the positions based on what is best for the Corporation in light of all circumstances.

Retirement

Directors who are not employees of the Corporation will retire from the Board effective at the Annual Meeting of Shareholders that follows their seventy-second birthday.

Individual Director Responsibilities

Attendance at Board Meetings

Board members are expected to attend all board meetings and all meetings of committees on which they serve. The Board recognizes that occasional meetings may need to be scheduled on short notice when participation of a director is not possible and that conflicts may arise from time to time that will prevent a director from attending a regularly scheduled meeting. However, the Board expects that each director will make every possible effort to keep such absences to a minimum. While attendance at Board meetings in person is preferred, it is recognized that on occasion a member may need to attend by telephone.

Attendance at Shareholder Meetings

Board members are expected, to the extent possible, to attend the annual general meeting of shareholders.

Review of Materials

Board members are expected to review in advance all board materials distributed for a meeting.

Change of Position

Directors will offer their resignation upon a change of position, including retirement from the position on which their original nomination was based. It is not the sense of the Board that such directors should necessarily leave the Board. There should, however, be an opportunity for the Board to review continued appropriateness of Board membership under these circumstances.

Conflict of Interest

If an actual or potential conflict of interest develops because of a change in the business operations of the Corporation, or in a director's circumstances, the director should report the matter immediately to the Chairman of the Board for evaluation. A significant conflict must be resolved or the director should resign. If a director has a personal interest in a matter before the Board, the director shall disclose the interest to the full Board and excuse himself or herself from participation in the discussion and shall not vote on the matter.

Director Qualifications

Selection of Board Members

The Board is responsible for nominating members to the Board and for filling vacancies that may occur between annual meetings of the shareholders. The Corporate Governance Committee, with direct input from the CEO and other Board members, is responsible for identifying and screening candidates for Board membership.

Selection Criteria

The Corporate Governance Committee is responsible for assessing the appropriate mix of skills and characteristics required of Board members in the context of perceived needs of the Board at any given point in time. The Corporate Governance Committee shall periodically review and update the criteria as deemed necessary.

Appendix A-3

Determination of Independence

In determining whether a director is independent, there shall be no fixed criteria or bright line rules. The Board believes that true independence is measured by subjective and objective factors taking into account the totality of the circumstances. In addition, any determination of independence will be based upon applicable securities laws and regulations and exchange listing standards. Annually the Board will affirmatively determine which members of the Board are independent.

Orientation Program

The Board shall establish an orientation program for new directors which includes comprehensive information about the Corporation's business and operations; meetings with the executive officers and management of the Corporation; general information about the Board and its Committees, including director compensation and benefits; a review of the Corporation's policies and procedures; and, a review of director duties and responsibilities. Where appropriate, new directors will also be asked to attend educational programs or institutes concerning membership on boards.

Continuing Education

The Board recognizes the importance that all directors need to remain current on the operations and businesses of the Corporation and external factors that affect it such as governance best practices and changes in the law. Review of materials provided by management and professional advisors to the Corporation, special briefings, periodic in-depth reviews and on-site visits to new or changed operations are among the ways the directors will be continually educated on the Corporation. In addition, directors are encouraged to maintain a currency of understanding of their legal responsibilities and board and governance practices by attending programs sponsored by the Corporation or by accredited institutions.

Operation of the Board; Meetings

Regular Meetings

The Board shall have four regularly scheduled meetings per year.   Special meetings are called as necessary.

Strategic Review

At least one Board meeting a year will review long-term strategic plans, principal issues expected to face the Corporation in the future, and business plans.

Executive Sessions

At each regularly scheduled meeting and as deemed appropriate for any special meetings, the independent directors of the Board shall meet in executive session without management, including the CEO. At least once a year the executive session will be for the purpose of evaluating CEO performance and compensation.  The Chairman of the Board will chair the executive session or, in his or her absence, the Board will appoint a chair.

Quorum

A quorum for meetings will be a majority of the members of the Board.

Board and Committee Agenda

The Chairman of the Board and the CEO are responsible for establishing the agenda for each Board meeting, although other Board members are free to include items on the agenda.  Each director is also free to raise at any Board meeting subjects that are not on the agenda for that

Appendix A-4

meeting.  The Chair of each Committee shall establish the agenda for Committee meetings.  Adequate time will be scheduled for completion of the matters placed on the agendas.

Board and Committee Materials

In advance of each regular Board and Committee meeting and, to the extent possible special meetings, a proposed agenda and minutes of the last meeting will be distributed to each member.  In addition, information and data important to members' understanding of the matters to be considered, including copies of presentation materials, background summaries, and proposed resolutions, will be distributed, to the extent feasible or appropriate, at least seven days in advance of a meeting.

Attendance by Management

The Chairman of the Board or the CEO may invite one or more members of management to be in regular attendance at board meetings and may include other officers and employees from time to time as appropriate in the circumstances.

Access to Information; Outside Advisors

The Board shall have free access to information and the officers, management, employees and consultants of the Corporation. The Board also has complete access to independent advisors, including the independent auditors and outside counsel of its choice with respect to any issues relating to its activities.  The Corporation shall provide the funds necessary to pay for independent advisors retained by the Board.

Director Compensation

Fees

Each independent director will be paid a fee for his or her services as a director. The Chairman of the Board and the chair of each Committee will also be paid a fee for his or her services as a chair.  In addition, the directors may be paid supplemental fees for special board meetings, attending business meetings on behalf of the Corporation or other activities which require a substantial commitment of time or travel.

Sole Compensation

Directors' fees must be the sole compensation paid by the Corporation for each independent director of the Corporation.

Determination of Fees

Director's fees shall take into account the views of compensation experts; what is customary in relation to companies comparable in size and line of business; level of director involvement; and, any unique circumstances facing the Board. Directors fees shall be set by the Board on an annual basis, ordinarily at the first board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee.

Equity Ownership

The Board believes directors should hold equity ownership in the Corporation, and that a portion of Director fees should consist of company equity in the form of stock units, stock grants and restricted stock. It is anticipated that each director will develop a meaningful equity position in the Corporation over time. In addition, the Board may establish share ownership targets and ownership holding periods for directors.

Appendix A-5

Board Committees

Standing Committees

The full Board considers all major decisions of the Corporation; however, a substantial portion of the analysis and work of the Board is by standing Board Committees who are empowered to act on behalf of the full Board for those areas the Board has prescribed. The Corporation shall have four standing Committees: (a) Audit; (b) Compensation; (c) Corporate Governance; and (d) Reserves.

Ad Hoc Committees

From time to time, the Board may designate ad hoc committees. Such committees shall have the authority and responsibilities delineated in the resolutions creating them.

Committee Size and Composition

Each standing committee shall consist of at least three voting members, and the voting members must all be independent directors.

Committee Appointments

Committee appointments to the standing committees and the chair of those committees shall be determined at the first Board meeting following the annual general meeting of shareholders, based upon the recommendations of the Corporate Governance Committee. In making its recommendations to the Board, the Corporate Governance Committee shall give consideration to rotating committee members from time to time; subject matter expertise of individual board members; applicable regulatory or listing requirements; tenure; and, the desire and time availability of individual Board members.

Committee Charters

Each standing committee must adopt a written charter, and submit a copy of the charter to the Board for approval. The adequacy of the charters of each standing committee will be reviewed at least annually.

Committee Reports

Reports on each Committee meeting are made to the full Board.  All directors will be furnished copies of each Committee's minutes.

Audit Committee

The following guidelines shall apply only to the Audit Committee:

•	Each member of the Audit Committee must meet the independence requirements of applicable securities laws and regulations and exchange listing standards.

•	The chair of the Audit Committee must have accounting or financial management experience.

•	At least one member of the Audit Committee must be determined by the Board to qualify as a "financial expert" as that term is defined in Securities Exchange Commission rules.

•
Each member of the Audit Committee shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. A director is financially literate if he or she has the ability to read and understand a set of financial statements that present a breath and level of complexity of accounting issues that are generally comparable to the breath and complexity of the

Appendix A-6

issues that can reasonable be expected to be raised by the Corporation's financial statements.

•
An Audit Committee member may not serve on the audit committee of more than three publicly held companies, unless the Board determines that such simultaneous service will not impair the ability of such member to effectively serve on the Corporation's Audit Committee.

Committee Secretary

The Secretary to the Corporation or a Committee designee shall record the minutes of each Committee meeting.

Meetings

There is no fixed schedule for how often Committees must meet; however, the Audit Committee shall meet at least quarterly with management, internal auditors and the independent auditors.  Committee meetings will ordinarily take place on the day before a regular Board meeting and at such other times as determined by the chairs of each Committee.

Annual Assessment

 Each Committee will annually assess its performance to confirm it is meeting its responsibilities under its charter. The results of the review shall be provided to the chair of the Corporate Governance Committee.

Management Responsibilities

Periodic Reports

Management shall routinely send to the directors monthly financial statements, operations reports, earnings reports, analysts' reports and other information designed to keep the directors informed of the material aspects of the Corporation's business, performance and prospects.  Management shall also be responsive to requests for information from Board members.

Board Materials

Management is responsible for the preparation and timely distribution of materials for Board and Committee meetings.

Press Releases

All non-routine press releases shall be distributed to directors sufficiently in advance of their release so as to afford each accessible director a reasonable opportunity to comment on the release.

Corporation Spokesperson

The Board believes that management should speak for the Corporation.  Individual directors may, from time to time, receive requests for comment from various constituencies who are involved with the Corporation. If comments from the Board are appropriate, they should be made only with the knowledge of the executive officers and, absent special circumstances, come only from the Chairman or the Corporation's designated spokesperson.

These Corporate Governance Guidelines and the charters of the Board committees shall be posted on the Corporation's website. The Corporation's website shall provide information on how to contact the Directors.

Approved by the Board of Directors on November 11, 2009

Appendix A-7

APPENDIX "B"

2010 Rights Plan

The following summary of terms of the 2010 Rights Plan is qualified in its entirety by reference to the text of the 2010 Rights Agreement. A Shareholder or other interested party may obtain a copy of the proposed 2010 Rights Agreement by contacting Tonya Pizzey, Corporate Secretary of the Company, by mail at 3200, 500 - 4th Avenue S.W., Calgary, Alberta, T2P 2V6, by telephone at (403) 237-5559 or by email at tpizzey@cansup.com. In the event that the 2010 Rights Plan is approved by Shareholders and becomes effective, a copy of the 2010 Rights Agreement will be made available on SEDAR at www.sedar.com.

Term

The 2010 Rights Plan will take effect at the time that the Meeting terminates (the "Effective Date"), and will expire at the time and on the date that the annual meeting of Shareholders to be held in 2013 terminates, subject to earlier termination or expiration of the Rights as set out in the 2010 Rights Plan.

Issuance of Rights

All rights outstanding under the Original Rights Plan expire upon the termination of the Meeting. The 2010 Rights Plan provides that one right (a "Right") will be issued by the Company pursuant to the 2010 Rights Agreement in respect of each Voting Share outstanding as of the close of business (Calgary time) (the "Record Time") on the date of the Meeting (the "Effective Date"). "Voting Shares" include the Common Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors of the Company which may be issued from time to time. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time subject to the earlier termination or expiration of the Rights as set out in the 2010 Rights Agreement.

As of the date hereof, the only Voting Shares outstanding are the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders currently trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend (or may bear the legend set forth under the Original Rights Plan Agreement). Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

Appendix B-1

1.
a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person") meaning that such person or group has acquired Beneficial Ownership (as defined in the 2010 Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the 2010 Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

2.
the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

As soon as practicable following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person become an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate market value (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board of Directors or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the 2010 Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

1.	the takeover bid must be made by means of a takeover bid circular;

2.	the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

3.	no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been

Appendix B-2

deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

4.
no Voting Shares are taken up or paid for pursuant to the takeover bid prior to the close of business on the date that is no earlier than the later of: (i) 35 days after the date of the take-over bid (the minimum period required under securities law); and (ii) 60 days (or such shorter period of time as may be permitted by the Board from time to time) following the date of the takeover bid;

5.
Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

6.
if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the takeover bid and not withdrawn, the offeror makes a public announcement of that fact and the takeover bid is extended to remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The 2010 Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

1.
the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

2.
the Shareholder who has agreed to tender voting shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the Shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid, or is equal to or greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the Shareholder has agreed to deposit or tender voting shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

Appendix B-3

3.
no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the Shareholder if the Shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the 2010 Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the 2010 Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the 2010 Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the 2010 Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the 2010 Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are requirement to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the 2010 Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Appendix B-4

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or Common Shares, supplement, amend, vary or delete any of the provisions of the 2010 Rights Agreement and may, after the date of the Meeting (provided the 2010 Rights Agreement is confirmed by Shareholders at the Meeting) with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the 2010 Rights Agreement. The Company may make amendments to the 2010 Rights Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the 2010 Rights Agreement due to changes in any applicable legislation, regulations of rules.

Appendix B-5

APPENDIX "C"

2010 Bylaw

Bylaw No. 1

A By-Law relating generally to the transaction of the business and affairs of Canadian Superior Energy Inc.

Contents
Section	Subject
One	Interpretation
Two	Business of the Corporation
Three	Directors
Four	Committees
Five	Protection of Directors and Officers
Six	Shares
Seven	Dividends
Eight	Meetings of Shareholders
Nine	Notices
Ten	Effective Date

IT IS HEREBY ENACTED as By-law No. 1 of Canadian Superior Energy Inc. (hereinafter called the "Corporation") as follows:

SECTION ONE

Interpretation

1.01           Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of Alberta, and any statute that may be substituted therefor, including the regulations thereunder, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles of the Corporation, as defined in the Act, and includes any amendments thereto; "board" means the board of directors of the Corporation;

Appendix C-1

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

"recorded address" means, in the case of a shareholder, the address of such shareholder as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, the latest address of such person as recorded in the records of the Corporation; and

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts, unincorporated organizations and personal representatives.

1.02           Conflict with the Act, the Articles or any Unanimous Shareholder Agreement

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act, the articles or any unanimous shareholder agreement relating to the Corporation, the provisions of the Act, the articles or the unanimous shareholder agreement shall govern.

1.03           Headings and Sections

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws.  "Section" followed by a number means or refers to the specified section of this by-law.

1.04           Invalidity of any Provision of By-laws

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

SECTION TWO

Business of the Corporation

2.01           Corporate Seal

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.02           Financial Year

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

Appendix C-2

2.03           Execution of Instruments

Deeds, transfers, assignments, contracts, mortgages, charges, obligations, certificates and other instruments of any nature whatsoever (collectively "instruments") shall be signed on behalf of the Corporation by two persons, one of whom holds the office of chair of the board, president, chief executive officer, chief financial officer, chief operating officer, vice president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by resolution of the board.  In addition, the board is authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments.  Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04           Execution in Counterpart, By Facsimile, and by Electronic Signature

a)	Subject to the Act, any instrument or document required or permitted to be executed by one or more persons on behalf of the Corporation may be signed by electronic means or by facsimile; and

b)
Any instrument or document required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such instrument or document.

2.05           Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.06           Voting Rights in Other Bodies Corporate

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights.  In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07           Divisions

The board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case.  From time to time the board may authorize upon such basis as may be considered appropriate in each case:

a)
the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

Appendix C-3

b)	the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE

Directors

3.01           Number of Directors

The board shall consist of the number of directors provided in the articles, or, if a minimum number and a maximum number of directors is so provided, the number of directors of the Corporation shall be determined from time to time by ordinary resolution of the shareholders, or in the absence of such resolution, by resolution of the directors.

3.02           Calling and Notice of Meetings

Meetings of the board shall be called and held at such time and at such place as the board, the chair of the board, the president or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons.  Notice of each meeting of the board shall be given in the manner provided in Section Nine to each director not less than twenty-four hours before the time when the meeting is to be held unless waived in accordance with the Act.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act.  Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.  Provided that a quorum of directors is present, each newly elected board may, without notice, hold its first meeting following the meeting of shareholders at which such board was elected.

3.03           Place of Meetings

Meetings of the board may be held at any place in or outside Alberta.

3.04           Meetings by Telephonic, Electronic or Other Communication Facility

A director may participate in a meeting of the board or of a committee of the board by electronic means, telephone or other communication facilities that permit all persons participating in the meeting to hear each other.  A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.05           Quorum

Subject to the requirements under the Act requiring resident Canadians to be present at any meeting of the board, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors or such greater number of directors as the board may from time to time determine, provided that, if the board consists of only one director, the quorum for the transaction of business at any meeting of the board shall consist of one director.

3.06           Chair

The chair of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present, the directors present shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair of

Appendix C-4

the meeting shall appoint some person, who need not be a director, to act as secretary of the meeting.

3.07           Action by the Board

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. A director participating in a meeting by electronic means, telephone or other communication facilities may vote by means of such facility. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote. The powers of the board may also be exercised by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board.

3.08           Adjourned Meeting

Any meeting of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place.  The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment.  If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.09           Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.10           Officers

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation.  The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11           Agents and Attorneys

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION FOUR

Committees

4.01           Committees of the Board

Subject to the Act, the board may appoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board.

4.02           Transaction of Business

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of any committee may be held at any place in or outside Alberta.

Appendix C-5

4.03           Procedure

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members, each committee shall have the power to appoint its chair and the rules for calling, holding, conducting and adjourning meetings of the committee which, unless otherwise determined, shall be the same as those governing the board.  Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as such person shall be a director.  The directors may fill vacancies in a committee by appointment from among their members.  Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

SECTION FIVE

Protection of Directors and Officers

5.01           Limitation of Liability

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same shall happen by or through his or her failure to exercise the powers and to discharge the duties of his or her office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02           Indemnity

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, and a person who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other action or proceeding to which he or she is made a party to or involved by reason of that association with the Corporation or such other entity.

5.03           Advance of Costs

The Corporation shall, to the maximum extent permitted under the Act or otherwise by law, advance moneys to an individual referred to in Section 5.02 to defray the costs, charges and expenses of a proceeding referred to in Section 5.02 provided such individual shall repay the moneys advances if the individual does not fulfil the conditions set forth in the Act.

5.04           Court Approval

The Corporation shall use reasonable commercial efforts to obtain any court or other approvals necessary for any indemnification pursuant to Sections 5.02.

Appendix C-6

5.05           Indemnities Not Exclusive

The rights of any person to indemnification granted by the Act or this by-law are not exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors, at law or otherwise, and shall continue as to a person who has ceased to be a director, officer, employee or agent and will enure to the benefit of the heirs and legal representatives of that person.

5.06           Insurance

The Corporation may purchase, maintain or participate in insurance for the benefit of the persons referred to in Section 5.02 as the board may from time to time determine.

SECTION SIX

Shares

6.01           Non-Recognition of Trusts

Subject to the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.02           Joint Shareholders

If two or more persons are registered as joint holders of any share:

a)	the Corporation shall record only one address on its books for such joint holders;

b)	the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address; and

c)
any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION SEVEN

Dividends

7.01           Dividend Cheques

A dividend payable in cash shall be paid by cheque of the Corporation or of any appointed dividend paying agent, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the shareholder's recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.  Alternatively,

Appendix C-7

dividends payable in money may be paid to shareholders by such form of electronic funds transfer as management of the Corporation considers appropriate.

7.02           Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as management of the Corporation may from time to time prescribe, whether generally or in any particular case.  No dividend shall bear interest against the Corporation.

7.03           Unclaimed Dividends

Subject to any applicable legislation relating to unclaimed personal property, any dividend unclaimed after a period of four years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION EIGHT

Meetings of Shareholders

8.01           Place of Meetings

Meetings of the shareholders shall be held at such place within Alberta as the board shall determine.  Subject to the Act, meetings may be held outside of Alberta.

8.02           Participation in Meeting By Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by electronic means, telephone or other communication facility that permits all participants to hear each other or otherwise communicate with each other during the meeting, if the Corporation makes available such a communication facility.  A person participating in a meeting by such means shall be deemed to be present at the meeting.

8.03           Electronic Meetings

If the directors or the shareholders of the Corporation call a meeting of shareholders, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04           Chair, Secretary and Scrutineers

The chair of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chair of the board, president or a vice-president (in order of seniority).  If no such officer is present and willing to act as chair within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair.  The chair shall conduct the proceedings at the meeting in all respects and his or her decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders.  The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment,

Appendix C-8

the chair may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.05           Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be; (a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting;  (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chair or with the consent of the meeting.

8.06           Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.07           Representatives

The authority of an individual to represent a body corporate or association at a meeting of  shareholders of the  Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chair of the meeting.

8.08           Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles, by-laws or any unanimous shareholder agreement.  In case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

8.09           Show of Hands

Upon a show of hands, every person who is present and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.10           Ballots

A ballot required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

Appendix C-9

8.11           Electronic Voting

Notwithstanding Section 8.09, any vote referred to in Section 8.08 may be held, in accordance with the Act, partially or entirely by electronic means, telephone or other communication facility, if the Corporation has made available such a facility.

Any person participating in a meeting of shareholders under Section 8.02 or 8.03 and entitled to vote at the meeting may vote, in accordance with the Act by electronic means, telephone or other communication facility that the Corporation has made available such purpose.

8.12           Resolution in Lieu of Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders.  A resolution in writing may be signed in one or more counterparts.

SECTION NINE

Notices

9.01           Method of Giving Notices

Any notice (which term includes any communication or contract document or instrument in writing, or electronic document) to be given (which term includes sent, delivered or served)  pursuant to the Act, the articles or the by-laws or otherwise to a shareholder, director, officer, or auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's record address or if mailed to such person at such record address by prepaid mail or if sent to such person by electronic means as permitted by, and in accordance with, the Act.  The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.  The foregoing shall not be construed so as to limit the manner or effect of giving notice by any other means of communication otherwise permitted by law.

9.02           Notice to Joint Holders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

9.03           Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

9.04           Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.05           Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such

Appendix C-10

share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of such person's entitlement prescribed by the Act.

SECTION TEN

Effective Date

10.01           Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

MADE by the board the ___________ day of April, 2010.

CONFIRMED by the shareholders in accordance with the Act the 3rd day of June, 2010.

Appendix C-11

Document 2

CANADIAN SUPERIOR ENERGY INC.

FORM OF PROXY
SOLICITED BY THE MANAGEMENT OF CANADIAN SUPERIOR ENERGY INC.

The undersigned holder ("Shareholder") of common shares ("Common Shares") of Canadian Superior Energy Inc. (the "Company") hereby appoints Marvin Chronister, Chairman of the Board of the Company, or in lieu of the foregoing, Robb Thompson, Chief Financial Officer of the Company, or in lieu of the foregoing,  _______________________________ as proxyholder for the undersigned, with full power of substitution, to attend, act and vote on behalf of the undersigned at the annual and special meeting of Shareholders (the "Meeting") to be held at 3:00 p.m. (Calgary time) on June 3, 2010 and at any and all adjournments thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the said Meeting or any and all adjournments thereof and provided that without otherwise limiting the generality of the authority hereby conferred, the Common Shares registered in the name of the undersigned should be voted as specified below:

1.	On the ordinary resolution electing the directors as set forth in the Information Circular of the Company dated May 3, 2010 (the "Information Circular"):

VOTE FOR	☐	WITHHOLD VOTE	☐

2.
On the ordinary resolution appointing Deloitte & Touche llp, Chartered Accountants, as auditors of the Company at such remuneration as may be approved by the board directors (the "Board") of the Company:

VOTE FOR	☐	WITHHOLD VOTE	☐

3.
On the special resolution, with or without variation, authorizing an amendment to the articles of the Company to change the name of the Company from "Canadian Superior Energy Inc." to "Sonde Resources Corp.":

VOTE FOR	☐	WITHHOLD VOTE	☐

4.
On the special resolution, with or without variation, authorizing an amendment to the articles of the Company to consolidate the Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Share or such lesser consolidation ration as the Board may determine:

VOTE FOR	☐	WITHHOLD VOTE	☐

5.	On the ordinary resolution, with or without variation, adopting a new shareholder rights plan of the Company:

VOTE FOR	☐	WITHHOLD VOTE	☐

6.	On the ordinary resolution, with or without variation, approving the repeal of the existing By-Law Number 1 of the Company and the confirmation of a new By-law Number 1 of the Company:

VOTE FOR	☐	WITHHOLD VOTE	☐

7.
To vote in the proxyholder's discretion upon amendments or variations to the matters identified in the Notice of Annual and Special Meeting of Shareholders ("Notice of Meeting") and any other business which may properly come before the Meeting or any adjournment thereof.

The undersigned revokes any proxies previously given to vote the Common Shares covered by this proxy.

DATED this ____ day of _______________________, 2010.

Signature of Shareholder

Name of Shareholder (Please Print)

PLEASE SEE REVERSE

INSTRUCTIONS

1.	If you are a registered Shareholder and are unable to attend in person, kindly fill in, sign and return the enclosed instrument of proxy.

2.
The Shareholder submitting this proxy has the right to appoint a person to represent such Shareholder at the Meeting other than Marvin Chronister or Robb Thompson. To exercise this right, the Shareholder may either insert the name of the desired representative in the blank space provided or submit another form of proxy. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED BY THE SHAREHOLDER BUT IF NO SPECIFICATION IS MADE, THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR ALL ITEMS.

3.
If amendments or variations to matters identified in the Notice of Meeting or any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority upon the Shareholder's nominee to vote on such amendments, variations or other matters as such nominee sees fit. At the date of the Notice of Meeting, management knew of no such amendments, variations or other matters to come before the Meeting.

4.
This proxy must be signed by the registered Shareholder or such Shareholder's attorney in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized. Any proxy which is undated will be deemed to bear the date on which it was mailed to the Shareholder.

5.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY. Properly executed forms of proxy must be received by 3:00 p.m. (Calgary time) on June 1, 2010 or two business days preceding the date of any adjournment.  Proxies may be delivered using the enclosed self-addressed envelope, or by otherwise delivering them to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1.

Document 3

CANADIAN SUPERIOR ENERGY INC.

LETTER OF TRANSMITTAL
FOR HOLDERS OF COMMON SHARES OF CANADIAN SUPERIOR ENERGY INC.

Please read the Instructions set out below carefully before completing this Letter of Transmittal.

TO:	CANADIAN SUPERIOR ENERGY INC. ("CANADIAN SUPERIOR")
AND TO:	VALIANT TRUST COMPANY ("VALIANT")

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificate(s) for pre-consolidation common shares of Canadian Superior (the "Old Canadian Superior Shares") deposited in connection with the proposed share consolidation (the "Consolidation") more fully described in the Information Circular of Canadian Superior dated May 3, 2010 (the "Information Circular").  If the Consolidation is approved by the holders ("Shareholders") of common shares of Canadian Superior and implemented, each five (5) issued and outstanding Old Canadian Superior Share will be exchanged for one (1) post-consolidation common share of Canadian Superior (the "New Canadian Superior Shares") or such lesser consolidation ratio as the board of directors of Canadian Superior may determine.  Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular.

Canadian Superior will issue a press release announcing the implementation of the Consolidation if it proceeds. As the Consolidation may not proceed, registered Shareholders should not submit this Letter of Transmittal and their existing certificates representing Old Canadian Superior Shares until such time as Canadian Superior has announced the implementation of the Consolidation. In the event that the Consideration is not implemented, any share certificates representing Old Canadian Superior Shares delivered pursuant to this Letter of Transmittal will be returned to the respective Shareholder.

Fractional New Canadian Superior Shares will not be issued to Shareholders.  Where the Consolidation would otherwise result in a Shareholder being entitled to a fractional New Canadian Superior Share, the number of New Canadian Superior Shares issued to such Shareholder shall be rounded up to the next greater whole number of New Canadian Superior Shares if the fractional entitlement is equal to or greater than 0.5 and shall be rounded down to the next lesser whole number of New Canadian Superior Shares if the fractional entitlement is less than 0.5.  In calculating such fractional interests, all Canadian Superior Shares held by a beneficial holder shall be aggregated.

Non-registered Shareholders should contact the nominee (i.e.  broker, investment dealer, trust company, bank or other registered holder) who holds their Old Canadian Superior Share certificates on their behalf to make an election and arrange for the exchange of their Old Canadian Superior Shares.

The undersigned represents and warrants that the undersigned owns the number of Old Canadian Superior Shares represented by the enclosed certificate(s) and delivers such certificate(s) for exchange pursuant to the proposed Consolidation.  The following are the details of the enclosed certificate(s):

DESCRIPTION OF CERTIFICATES DEPOSITED
Certificate Number(s)	Name in which Registered	Number of Old Canadian Superior Shares

TOTAL:

(If space is not sufficient, please attach a list in the above form.)

The undersigned:

(a)
delivers to you the enclosed certificate(s) representing Old Canadian Superior Shares for cancellation and exchange for New Canadian Superior Shares in accordance with the provisions of the special resolution effecting the Consolidation;

(b)
represents and warrants that the undersigned has full power and authority to deposit, the Old Canadian Superior Shares for cancellation and exchange pursuant to the Consolidation, free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

(c)
represents and warrants that the undersigned or the person on whose behalf the Old Canadian Superior Shares are being deposited has good title to and is the beneficial owner of such Old Canadian Superior Shares and within the meaning of applicable securities laws;

(d)
irrevocably constitutes and appoints Valiant and any other person designated by Canadian Superior in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Old Canadian Superior Shares exchanged under the Consolidation and any distributions on such shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Old Canadian Superior Shares on the registers of Canadian Superior;

(e)
directs Canadian Superior and Valiant to (i) issue or cause to be issued a certificate or certificates representing the New Canadian Superior Shares to which the undersigned is entitled in respect of the Consolidation, in the name indicated below, and to send such certificate or certificates as the case may be, to the address, or hold the same for pickup, as indicated below, and (ii) return any certificates for Old Canadian Superior Shares not exchanged to the address indicated below and if no name, address or delivery instructions are indicated to the undersigned at the address of the undersigned as it appears on the applicable securities register of Canadian Superior;

(f)
agrees further that all questions as to the validity, form and acceptance of any Old Canadian Superior Shares will be determined by Canadian Superior in its sole discretion and that such determination shall be final and binding; and

(g)	covenants and agrees to execute, upon request, and all such documents and other assurances as may be necessary or desirable to give effect to the Consolidation.

To the extent permitted by law, each authority conferred or agreed to be conferred by the undersigned in the Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in the Information Circular, the deposit of Old Canadian Superior Shares pursuant to the Letter of Transmittal is irrevocable.

The undersigned instructs Canadian Superior and Valiant to mail the certificates for the New Canadian Superior Shares issuable in exchange for the Old Canadian Superior Shares by first class mail, postage prepaid, or to hold such certificates for pick-up, in accordance with the instructions given below.

BOX A ISSUE CERTIFICATES TO:	BOX B SEND CERTIFICATES TO:

In the Name of	In the Name of
(please print)	(please print)

Address:	Address:

(include postal or zip code)	(include postal or zip code)

BOX C HOLD FOR PICKUP

❑	Check here if the certificate for the New Canadian Superior Shares is to be held for pick-up at the office of Valiant.

COMPLETE AND SIGN AS INDICATED

Signature guaranteed by (if required under item 3 of the instructions):	Dated: _______________, 2010

Signature of Shareholder or Authorized
Authorized Signature of Guarantor	Representative (see item 4 of the instructions)

Name of Guarantor (please print or type)	Address of Shareholder

Address of Guarantor (please print or type)

Telephone Number of Shareholder

Facsimile Number of Shareholder

Name of Shareholder (please print or type)

Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Old Canadian Superior Shares and all other required documents is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received.  Canadian Superior recommends that the necessary documentation be hand delivered to Valiant, as applicable, at any of their offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.  Shareholders whose Old Canadian Superior Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Old Canadian Superior Shares.

2.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Old Canadian Superior Shares or by such holder's duly authorized representative (in accordance with paragraph 4 below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.  If such transmitted certificate(s) are owned of record by two or more joint owners both or all such owners must sign the Letter of Transmittal;

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

	(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed as noted in paragraph 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Old Canadian Superior Shares or if Old Canadian Superior Shares not exchanged are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Canadian Superior, such signature must be medallion guaranteed by an eligible institution, or in some other manner satisfactory to Valiant, as applicable (except that no guarantee is required if the signature is that of an eligible institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act.  Either Canadian Superior or Valiant, at its discretion, may require additional evidence of authority or additional documentation.

5.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Old Canadian Superior Shares, additional certificate numbers and number of Old Canadian Superior Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Old Canadian Superior Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)
The Consolidation will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Old Canadian Superior Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the nonexclusive jurisdiction of the courts of the Province of Albert and the courts of appeal therefrom.

6.	Lost Certificates

If a certificate representing Old Canadian Superior Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to Valiant.  Valiant will assist in making arrangements for the replace of such certificates upon payment to Valiant of such reasonable fees as it may require in connection therewith.  Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted.  The Letter of Transmittal, certificates of Old Canadian Superior Shares and any other required documents should be sent or delivered by each holder of Old Canadian Superior Shares or his or her broker, dealer, commercial bank, trust company or other nominee to Valiant at the address set forth on the back page of this Letter of Transmittal.

7.	Privacy Notice

Valiant is committed to protecting the personal information provided by each holder of Old Canadian Superior Shares.  In the course of providing services to the holders of Old Canadian Superior Shares and Canadian Superior, Valiant receives non-public personal information about each holder of Old Canadian Superior Shares - from transactions it performs for each holder of Old Canadian Superior Shares, forms  each holder of Old Canadian Superior Shares submits, other communications it has with each holder of Old Canadian Superior Shares or their representatives, etc.  Personal information could include the name, address, social insurance number, securities holdings and other financial information of each holder of Old Canadian Superior Shares.  Valiant uses this personal information to administer the account of each holder of Old Canadian Superior Shares, to better serve the needs of each holder of Old Canadian Superior Shares and Canadian Superior and for other lawful purposes relating to its services.  Valiant has prepared a Privacy Code to inform each holder of Old Canadian Superior Shares about its personal information practices and how the privacy of each holder of Old Canadian Superior Shares is protected.

The Privacy Code is available at valianttrust.com or by writing Valiant at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1.  Valiant will use the personal information provided on this form in order to process the request of each holder of Old Canadian Superior Shares and will treat the signature(s) of each holder of Old Canadian Superior Shares on this form as consent to the above.

Offices of Valiant:

By Mail:

Valiant Trust Company
600,  750 Cambie Street
Vancouver, British Columbia, V6B 0A2

By Registered Mail, Hand or Courier:

Calgary	Vancouver	Toronto

Valiant Trust Company	Valiant Trust Company	Valiant Trust Company
Suite 310, 606 - 4th Street S.W.	600, 750 Cambie Street	2950, 130 King Street West
Calgary, Alberta, T2P 1T1	Vancouver, British Columbia, V6B 0A2	Toronto, Ontario, M5X 1A9

Toll Free Telephone: 1-866-313-1872

Telephone: (403) 233-2857

E-mail: inquires@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to Valiant at the telephone number and locations set out above.

Document 4

Suite 310 – 606 4th Street SW Calgary, Alberta T2P 1T1 Phone 403 233-2801 Fax 403 233-2857

April 8, 2010

British Columbia Securities Commission (via SEDAR)
Alberta Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Quebec Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs,

Re:	Canadian Superior Energy Inc.
CUSIP: 136644 10 1
Annual & Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Canadian Superior Energy Inc.

Issuer:	Canadian Superior Energy 1nc.
Meeting Type:	Annual & Special
CUSIP / ISIN:	136644101 / CA 1366441014
Meeting Date:	June 3, 2010
Record Date of Notice:	May 3, 2010
Record Date of Voting:	May 3, 2010
Beneficial Ownership Determination Date:	May 3, 2010
Class of Securities Entitled to Receive Notice	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Canadian Superior Energy Inc.

Yours truly,

"Gail Hibbs"

Gail Hibbs
Account Manager

Document 5

CANADIAN SUPERIOR ENERGY INC.

MAILING LIST REQUEST FORM

TO:      NON-REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

☐	Mark this box if you wish to receive annual financial statements and related "MD&A" (and annual reports) by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.cansup.com.

As long as you remain a non-registered shareholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD&A" each year.

Name: (Please Print)

Address:

Postal Code

Signature:	Date:

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

CANADIAN SUPERIOR ENERGY INC.

MAILING LIST REQUEST FORM

TO:      REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐	Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.cansup.com.

As long as you remain a registered shareholder, you will be asked to renew your requests to receive interim financial statements and related "MD&A" each year.

Name: (Please Print)

Address:

Postal Code

Signature:	Date:

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	May 7, 2010	By:	/s/ Robb Thompson
			Name:	Robb Thompson
			Title:	Chief Financial Officer